                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-38071
PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 22, 2002)

                                3,000,000 SHARES

                                [CRESCENT LOGO]

             9.50% SERIES B CUMULATIVE REDEEMABLE PREFERRED SHARES
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)



                         ------------------------------

We are offering 3,000,000 of our 9.50% Series B Cumulative Redeemable Preferred Shares, par value $.01 per share. We will receive all of the net proceeds from the sale of the Series B preferred shares.

We will pay cumulative distributions on the Series B preferred shares, from the date of original issuance, in the amount of $2.375 per share each year, which is equivalent to 9.50% of the $25.00 liquidation preference per share. Distributions on the Series B preferred shares will be payable quarterly in arrears, beginning on August 15, 2002. We may not redeem the Series B preferred shares before May 17, 2007, except in order to preserve our status as a real estate investment trust. On and after May 17, 2007, we may, at our option, redeem the Series B preferred shares, in whole or in part, by paying $25.00 per share, plus any accumulated, accrued and unpaid distributions. The Series B preferred shares have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in the Series B preferred shares will generally have no voting rights, but will have limited voting rights if we fail to pay distributions for six or more quarters and upon the occurrence of certain other events.

Application has been made to list the Series B preferred shares on the New York Stock Exchange under the symbol "CEIPrB." We expect that trading on the New York Stock Exchange will commence within 30 days after the initial delivery of the Series B preferred shares.

INVESTING IN OUR SERIES B PREFERRED SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------



                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................  $  25.00    $75,000,000
Underwriting discounts and commissions......................  $ 0.7875    $ 2,362,500
Proceeds, before expenses, to us............................  $24.2125    $72,637,500

                         ------------------------------


The underwriters are severally underwriting the shares being offered. The underwriters have an option to purchase up to an additional 450,000 Series B preferred shares from us to cover over-allotments, if any.

The underwriters expect that the Series B preferred shares will be ready for delivery in book-entry form through The Depositary Trust Company on or about May 17, 2002.

                            BEAR, STEARNS & CO. INC.

BB&T CAPITAL MARKETS                                      STIFEL, NICOLAUS &
                                                                    COMPANY

                                                                    INCORPORATED

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 10, 2002.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     References to "we," "us" or "our" refer to Crescent Real Estate Equities Company and, unless the context otherwise requires, Crescent Real Estate Equities Limited Partnership, which we refer to as our Operating Partnership. We conduct our business and operations through the Operating Partnership and its subsidiaries. References to "Crescent" refer to Crescent Real Estate Equities Company. The term "you" refers to a prospective investor. The sole general partner of the Operating Partnership is Crescent Real Estate Equities, Ltd., a wholly owned subsidiary of Crescent Real Estate Equities Company, which we refer to as the General Partner.

     Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in "Underwriting" beginning on Page S-44.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including our documents incorporated herein and therein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents which we subsequently file with the Securities and Exchange Commission, which is also referred to in this prospectus supplement as the SEC or the Commission, and are incorporated herein by reference, will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plan," "intend," "expect," "believe," "estimate," "anticipate" and "continue." In particular, the risk factors included in this prospectus supplement and accompanying prospectus describe forward-looking information. The risk factors address material risks known to us but are not all-inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, this prospectus supplement and accompanying prospectus may also include forward-looking information. Many events can occur that would cause our actual results to be different than those described. For a description of possible risks involved in making this investment, see "Risk Factors" beginning on Page S-12 of this prospectus supplement and on Page 3 of the accompanying prospectus.

     Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors described under "Risk Factors" beginning on Page S-12 of this prospectus supplement and on Page 3 of the accompanying prospectus, as well as the other information in this prospectus supplement and the accompanying prospectus, before buying our Series B preferred shares.

                                    SUMMARY

     This summary may not contain all of the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, especially the "Risk Factors" section beginning on Page S-12 of this prospectus supplement and on Page 3 of the accompanying prospectus and the "Where You Can Find More Information" section beginning on Page S-46 of this prospectus supplement, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision. Unless otherwise indicated, financial information included in this prospectus supplement is presented on an historical basis.

CRESCENT

     We are one of the nation's largest publicly held real estate investment trusts, or REITs, with approximately $4.1 billion in assets as of December 31, 2001. The main focus of our business, which we conduct through our Operating Partnership and its subsidiaries, is our office segment, in which we own and operate primarily Class A office properties and have market leading positions in our core markets. We also own luxury and destination fitness resort and spa properties and upscale residential developments, and hold other investments. We are listed on the New York Stock Exchange, or the NYSE, and had a common equity market capitalization of approximately $2.0 billion, based on our closing per share price of $18.98 on May 9, 2002.

     As of December 31, 2001, our assets and operations were composed primarily of four investment segments.

     Office Segment. Our office portfolio, which represented 71% of our segment assets as of December 31, 2001, consists of 74 high quality office properties located in 26 metropolitan submarkets in six states, with an aggregate of approximately 28.0 million net rentable square feet. We are a leading provider of Class A office space in our core markets of Houston, Dallas, Austin and Denver. Our properties in these markets represent an aggregate of 88% of our entire office portfolio based on net rentable square footage. We also own office properties in Miami, Phoenix, Albuquerque and San Diego. As of December 31, 2001, our office portfolio was 92% leased, and 93% leased based on executed leases including those that have not yet commenced. Our office portfolio was 90% leased, and 91% leased based on executed leases including those that have not yet commenced, as of March 31, 2002. The following table sets forth, by market, the number of office properties, net rentable square feet in our office properties and the percentage of space leased in such properties, each as of December 31, 2001.

                                                           NET RENTABLE AREA IN
MARKET                                        PROPERTIES       SQUARE FEET        PERCENT LEASED
------                                        ----------   --------------------   --------------
Houston.....................................      27            10,264,877              92%
Dallas......................................      24            10,472,328              91%
Austin......................................       8             2,002,641              91%
Denver......................................       6             1,671,301              98%
Other.......................................       9             3,587,467              89%
                                                  --            ----------              --
  Total/Weighted Average....................      74            27,998,614              92%

     Resort/Hotel Segment. Our resort/hotel properties, which represented 12% of our segment assets as of December 31, 2001, consist of five luxury and destination fitness resort and spa properties and four upscale business-class hotels. Our luxury and destination fitness resort and spa properties are the Canyon Ranch health resort and spas in Arizona and Massachusetts, Sonoma Mission Inn and Spa and Ventana Inn and Spa in California, and the Park Hyatt Beaver Creek Resort and Spa in Colorado. These five properties had a total of 1,028 rooms/guest nights as of December 31, 2001. Our upscale business-class hotel properties operate under the Hyatt, Marriott, Omni and Renaissance brands. These four properties had a total of 1,769 rooms as of December 31, 2001.

     Residential Development Segment. Our upscale residential developments, which represented 10% of our segment assets as of December 31, 2001, include The Woodlands in Texas, Desert Mountain in Arizona and mountain development projects in Colorado and California. We own interests in five residential development corporations which, through joint venture or partnership arrangements, owned interests in 21 active upscale residential development properties as of December 31, 2001. These projects have the capacity for approximately 46,000 lots and units, of which 30,000 have been developed and sold since inception of the projects.

     Temperature-Controlled Logistics Segment. We own a 40% interest in a general partnership that owns all of the common stock of AmeriCold Corporation. AmeriCold Corporation owns, directly or indirectly, 89 temperature-controlled logistics properties representing an aggregate of approximately 445 million cubic feet (18 million square feet) of warehouse space. As of December 31, 2001, this investment represented 7% of our segment assets.

COMPETITIVE STRENGTHS

     High Quality Assets. As of December 31, 2001, we owned 69 Class A properties, including Dallas landmarks The Crescent, Fountain Place and Trammell Crow Center, and Houston landmarks Houston Center and Greenway Plaza. Our office holdings are concentrated in the southwestern United States. We have invested primarily in the Houston, Dallas, Austin and Denver markets, all of which are projected to benefit from strong population and employment growth over the next 10 years. In 2001, our office properties had an average occupancy of 92%. We also own luxury and destination fitness resort and spa properties, including the two Canyon Ranch health resort and spas and the Park Hyatt Beaver Creek Resort and Spa, and upscale residential developments.

     Concentration in Strategic Office Markets. We believe that our concentration of high quality office properties in demand-driven markets offers potential for attractive long-term returns. Ownership of a significant portion of office space in a particular market creates economies of scale that enable us to reduce operating expenses and, together with our ability to offer high quality office properties at multiple locations within a particular market, enhances our opportunity to attract and retain customers. Based on information from third-party sources, we estimate that, on a weighted average basis as of December 31, 2001, we owned 16% of the Class A office space in the 26 submarkets in which we compete. As of December 31, 2001, 37% of our office assets were in Dallas and 37% were in Houston. We have the largest Class A market share in each of these markets.

     Stable Office Cash Flow. We have stable cash flows supported by the high quality and diversification of our customer base and the long-term nature of our office leases. We believe that the quality and location of our office properties coupled with exceptional customer service enhances our ability to attract and retain a high credit quality customer base. Bad debt expense for 2001 was only 0.3% of office revenues. In 2001, no single customer accounted for more than 5% of our total office revenue. Our customers are well diversified by industry, with 27% of our customers in the professional services industry, 21% in the energy industry and 19% in the financial services industry, as of December 31, 2001.

     Embedded Internal Growth. Over the next five years, an average of 14% of our office leases will expire each year based on lease payment amounts. Because most of the expiring leases are at rental rates that are below current market rates, we believe this presents us with a significant opportunity for embedded internal growth as these leases are renewed or the space is re-leased at our then-quoted rental rates. In 2001, we renewed or re-leased approximately 2.0 million net rentable square feet with a weighted average net effective rental rate increase over expiring rates of 31%.

     Focused Management Team. In 1999, John Goff, our co-founder, returned as CEO and has since assembled a management team with significant depth of experience in the real estate industry. Our management team has an average of over 20 years of real estate industry experience. In 1999, our management team announced a strategic plan that was designed to reposition our company, strengthen our balance sheet and provide additional liquidity. We have successfully completed the repositioning of our company under this plan by selling more than $1.2 billion of non-core and non-strategic assets, by reducing both variable rate and secured debt, and by increasing our liquidity through debt refinancing and reducing our distributions by over $80.0 million on an annualized basis.

STRATEGY

     Our business objective is to provide attractive but predictable growth in cash flow and underlying asset value. In addition, we seek to create value by distinguishing our company as the leader in our core investment segments through customer service and asset quality. The primary components of our business strategy include the following.

     Focus on Core Office Operations. We are focusing on our core Class A office property portfolio and on expanding and improving office property operations. As a part of our strategic plan, we have sold more than $1.2 billion of non-core or non-strategic assets since 1999. We will continue to operate our office properties as long-term investments and to focus on providing exceptional customer service and innovative solutions that meet the needs of our customers.

     Leverage the Strength of Our Office and Resort Brands. We continue to strive to be the industry leader among high quality office space providers. The quality of our office assets, our leading positions in our core markets and our exceptional customer service enhance our office brand. In a recent customer survey by CEL & Associates, the largest surveyor of customer satisfaction in the real estate industry, we scored "best in the industry" for the six main categories including "Readiness to Solve Problems" and "Renewal Retention." We were also named by CEL & Associates and the Building Owner and Managers Association as one of the top five providers of customer service in the country in 2001. In addition, we are focused on enhancing the strength of our luxury and destination fitness resort and spa brands. The operators we have selected for these properties are known for providing exceptional customer service and unique spa and fitness amenities. Canyon Ranch in Massachusetts was named best destination spa in North America and the Caribbean in a leading travel magazine's 2002 readers' poll, which is the fifth time it has received this honor.

     Execute Disciplined Investments. We will continue to take a disciplined approach when evaluating each investment opportunity. We seek investment opportunities that fit our fundamental strategy of acquiring Class A office properties at a significant discount to replacement cost in an environment in which we believe values will appreciate to or above replacement cost. In addition, we measure the expected returns in relation to our cost of capital and other investment opportunities. On a select basis, we will evaluate the development of our existing commercial land inventory with additional office properties to meet the needs of our current and prospective customers.

RECENT DEVELOPMENTS

     Transactions with Crescent Operating. In April 1997, we established a new Delaware corporation, Crescent Operating, Inc., to become a lessee and operator of various assets to be acquired by us. We were not permitted to operate or lease these assets under then-existing tax laws applicable to REITs. In connection with the formation and capitalization of Crescent Operating, and the subsequent operations and investments of Crescent Operating since 1997, we made loans to Crescent Operating under a line of credit and various term loans, which subsequently went into default.

     On January 1, 2001, the provisions of a new federal law relating to REITs, which we refer to as the REIT Modernization Act, became effective. This legislation allows us, through our subsidiaries, to operate or lease certain of our investments that had been previously operated or leased by Crescent Operating.

     On February 14, 2002, we entered into an agreement, which we call the Agreement, with Crescent Operating, pursuant to which Crescent Operating transferred to some of our subsidiaries, in lieu of foreclosure on the defaulted loans, Crescent Operating's lessee interests in the eight resort/hotel properties then leased to subsidiaries of Crescent Operating, Crescent Operating's voting interests in three of our residential development corporations and other assets, and we agreed to assist Crescent Operating's pursuit of, and provide funding to Crescent Operating for, the implementation of a prepackaged bankruptcy of

Crescent Operating. In connection with the transfer, Crescent Operating's rent obligations to us were reduced by $23.6 million, and its debt obligations were reduced by $40.1 million.

     We now hold the eight lessee interests and the voting interests in the three residential development corporations through three newly organized entities that are wholly owned taxable REIT subsidiaries. We are including these assets in our Resort/Hotel Segment and our Residential Development Segment as of the dates of the transfers of these assets.

     Under the Agreement, we agreed to provide approximately $14.0 million to Crescent Operating in the form of cash and our common shares to fund costs, claims and expenses relating to the bankruptcy and related transactions, and to provide for the distribution of our common shares to the Crescent Operating stockholders. We estimate the value of the common shares that will be issued to Crescent Operating stockholders will be approximately $5.0 million to $8.0 million. In addition, we have agreed to use commercially reasonable efforts to assist Crescent Operating in arranging Crescent Operating's repayment of its $15.0 million obligation to Bank of America, together with any accrued interest. We have also agreed to form and capitalize a separate entity, which we refer to as Spinco, to be owned by our shareholders and unitholders of our Operating Partnership, and to cause the Spinco to commit to acquire Crescent Operating's entire membership interest in the partnership that owns AmeriCold Logistics, the tenant of our temperature-controlled logistics properties, for approximately $15.5 million. Under the Agreement, Crescent Operating has agreed that it will use the proceeds of the sale of the membership interest to repay Bank of America in full.

     We describe the terms of the Agreement with Crescent Operating and the transactions contemplated in connection with the Crescent Operating bankruptcy more fully in the notes to the financial statements incorporated into this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, as subsequently amended.

     April 2002 Notes Offering. On April 15, 2002, our Operating Partnership completed a private offering of $375.0 million in senior, unsecured notes due 2009. The notes bear interest at an annual rate of 9.25% and were issued at 100% of issue price. The notes are callable after April 15, 2006. Our Operating Partnership has agreed to register a similar series of notes with the SEC and to effect an exchange offer of the registered notes for the privately placed notes and, in certain cases, to register the notes for resale by their holders. In the event that the exchange offer is not completed or a resale registration statement is not declared effective by the SEC on or before October 15, 2002, the interest rate on the notes will increase until the exchange offer is completed or the resale registration statement is declared effective by the SEC.

     The net proceeds from the offering of notes were approximately $366.5 million. Approximately $309.5 million of the proceeds were used to pay down amounts outstanding under our $400.0 million revolving line of credit and the remaining proceeds were used to pay down short-term indebtedness and redeem approximately $52.0 million of preferred units issued by Crescent Real Estate Funding IX, L.P., one of our Operating Partnership's subsidiaries, to GMAC Commercial Mortgage Corporation. Borrowings under the revolving line of credit are expected to be used to repay or repurchase from time to time the remaining notes outstanding of our 7.0% unsecured notes due in September, approximately $52.4 million of the original $150.0 million issued having been repurchased to date. In addition, borrowings under our line of credit are also expected to be used to repay a $63.5 million, 7.47% mortgage loan due in December. As of April 30, 2002, we had outstanding borrowings of $78.0 million under our revolving line of credit, which bear interest at LIBOR plus 187.5 basis points (3.79% as of April 30, 2002).

     April 2002 Series A Preferred Offering. On April 26, 2002, we completed a direct placement of an additional 2,800,000 of our 6 3/4% Series A Convertible Cumulative Preferred Shares, which we refer to as our Series A preferred shares, which rank on parity with the Series B preferred shares offered hereby with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up. The net proceeds from the offering of Series A preferred shares were approximately $49.1 million. We contributed the net proceeds to our Operating Partnership in exchange for a preferred interest in our Operating Partnership. The terms of the preferred interest in our Operating Partnership were substantially equivalent to the terms of the Series A preferred shares. Our Operating Partnership used the amounts received from us to redeem a portion of the preferred units issued by its subsidiary, Crescent Real Estate Funding IX, L.P., to GMAC Commercial Mortgage Corporation.

     First Quarter 2002. Total revenues increased $54.0 million, or 30.3%, to $232.3 million for the quarter ended March 31, 2002, as compared to $178.3 million for the quarter ended March 31, 2001. The components of the increase are:

     - an increase in revenue from our resort/hotel properties of $22.6 million due to the consolidation, beginning February 14, 2002, of the operations of eight of our resort/hotel properties, as a result of the transaction with Crescent Operating described above (previously, we recognized a lease payment); and

     - the inclusion of revenue from our residential developments of $48.1 million due to the consolidation of three residential development corporations beginning February 14, 2002, as a result of the transaction with Crescent Operating (previously, we recorded our share of earnings under the equity method).

     The increase was partially offset by:

     - a decrease in revenue from our office properties of $9.9 million primarily due to the dispositions of five office properties in 2001 and the contribution of two office properties to a joint venture in 2001; and

     - a decrease in interest and other income of $6.8 million primarily due to a decrease in notes receivable and interest earned on cash balances.

     Total expense increased $62.5 million, or 40.5%, to $216.7 million for the three months ended March 31, 2002, as compared to $154.2 million for the three months ended March 31, 2001. The primary components of this increase are:

     - an increase in expense from our resort/hotel properties of $24.0 million due to the consolidation of eight of the resort/hotel properties, beginning February 14, 2002, as a result of the transaction with Crescent Operating; and

     - an increase in expense from our residential developments of $42.2 million due to the consolidation of three residential development corporations beginning February 14, 2002, as a result of the transaction with Crescent Operating

     The increase was partially offset by:

     - a decrease in interest expense of $5.1 million due to a decrease in weighted average interest rate.

     Other income and expense decreased $7.2 million, or 43.4%, to $9.4 million for the three months ended March 31, 2002, as compared to $16.6 million for the three months ended March 31, 2001, primarily as a result of:

     - a decrease in equity in net income of unconsolidated companies of $6.9 million; and

     - a decrease in gain on property sales of $0.3 million.

     Net income decreased $15.9 million, or 51.0%, to $15.3 million for the three months ended March 31, 2002, as compared to $31.2 million for the three months ended March 31, 2001, primarily as a result of:

     - the changes in total revenue, total expense and other income and expense described above; and

     - a loss of $9.2 million resulting from a cumulative effect of a change in accounting principle for the three months ended March 31, 2002, resulting in a charge that is attributable to an impairment (net of minority interests) of the goodwill of our Temperature-Controlled Logistics Segment.

     The decrease was partially offset by:

     - an income tax benefit of $4.3 million, which includes a current tax expense of $2.4 million, offset by a tax benefit of $6.7 million that resulted from the temporary difference between the financial reporting basis and the respective tax basis of the hotel leases received as part of the transaction with Crescent Operating; and

     - an increase in income from discontinued operations from assets sold and held for sale of $3.0 million, primarily due to the gain on a sale of one office property; partially offset by an impairment charge of $0.6 million related to a behavioral healthcare property.

     For the three months ended March 31, 2002, our funds from operations, or FFO, was $64.1 million compared to $72.3 million for the same period in 2001. The decrease in our FFO was primarily a result of the disposition of five office properties during 2001 and the contribution to joint ventures of two of our office properties in 2001, and a decline in office property same-store net operating income for the three months ended March 31, 2002, compared to the same period in 2001. For a description of FFO, see note (2) to "-- Selected Historical and Pro Forma Financial and Operating Information."

                                  THE OFFERING

ISSUER........................   Crescent Real Estate Equities Company.

SECURITIES OFFERED............   3,000,000 9.50% Series B Cumulative Redeemable
                                 Preferred Shares (3,450,000 if the
                                 underwriter's over-allotment option is
                                 exercised in full).

DISTRIBUTIONS.................   Distributions on the offered shares are
                                 cumulative from the date of their original issue and are payable quarterly in arrears on or about the fifteenth day of February, May, August and November of each year, when and as declared, beginning on August 15, 2002. We will pay cumulative distributions on the Series B preferred shares at the fixed rate of $2.375 per share each year, which is equivalent to 9.50% of the $25.00 liquidation preference. The first distribution we pay on August 15, 2002 will be for less than a full quarter.
                                 Distributions on the Series B preferred shares will continue to accumulate even if any of our agreements prohibit the current payment of distributions, we do not have earnings or funds legally available to pay the distributions or we do not declare the payment of distributions.

LIQUIDATION PREFERENCE........   $25.00 per Series B preferred share, plus an
                                 amount equal to accumulated, accrued and unpaid distributions, whether or not declared.

OPTIONAL REDEMPTION...........   The Series B preferred shares are not
                                 redeemable prior to May 17, 2007, except in limited circumstances relating to the preservation of our qualification as a REIT. On and after May 17, 2007, the Series B preferred shares will be redeemable at our option for cash, in whole or from time to time in part, at a price per share equal to the liquidation preference, plus accumulated, accrued and unpaid distributions, if any, to the redemption date.

RANKING.......................   The Series B preferred shares will rank senior
                                 to our common shares and on a parity with our outstanding Series A preferred shares ($25.00 liquidation preference) and any other parity securities that we may issue in the future, in each case with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up.

VOTING RIGHTS.................   Holders of the Series B preferred shares will
                                 generally have no voting rights. However, if distributions on any outstanding Series B preferred shares have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series B preferred shares and the holders of all other shares of any class or series ranking on a parity with the Series B preferred shares which are entitled to similar voting rights, voting as a single class, will be entitled to elect two additional trust managers to our Board of Trust
                                 Managers to serve until all unpaid
                                 distributions have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series B preferred shares cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding Series B preferred shares, voting separately as a class.

LISTING.......................   We have made an application to list the Series
                                 B preferred shares on the NYSE under the symbol
                                 "CEIPrB." We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series B preferred shares.

FORM..........................   The Series B preferred shares will be issued
                                 and maintained in book-entry form registered in the name of the nominee of The Depositary Trust
                                 Company except under limited circumstances.

USE OF PROCEEDS...............   We intend to contribute the net proceeds from
                                 this offering to our Operating Partnership in exchange for a preferred interest in our Operating Partnership. The terms of the preferred interest in our Operating Partnership will be substantially equivalent to the terms of the Series B preferred shares. Our Operating
                                 Partnership intends to use the amounts received from us to redeem preferred units issued by its subsidiary, Crescent Real Estate Funding IX,
                                 L.P., to GMAC Commercial Mortgage Corporation.

RISK FACTORS..................   See "Risk Factors" beginning on Page S-12 of
                                 this prospectus supplement and on Page 3 of the accompanying prospectus and other information contained herein for a discussion of factors you should carefully consider before deciding to invest in our Series B preferred shares.

     For additional information regarding the terms of the Series B preferred shares, see "Description of Series B Preferred Shares" beginning on Page S-23 of this prospectus supplement.

     SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING INFORMATION

     The following table includes our selected financial and operating information on a consolidated historical basis as well as financial and operating information on a pro forma basis to give effect to the transactions described in the introduction to "Pro Forma Financial Information" on Page S-15 of this prospectus supplement and as more fully detailed in the notes thereto. You should read this section in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to the financial statements incorporated into this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, as subsequently amended.

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------
                                                                    ACTUAL                   PRO FORMA
                                                     ------------------------------------   (UNAUDITED)
                                                        1999         2000         2001         2001
                                                     ----------   ----------   ----------   -----------
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:(1)
Revenues:
  Office properties................................    $614,493     $606,040     $610,116   $  610,116
  Resort/Hotel properties..........................      65,237       72,114       45,748      232,820
  Land Development properties......................          --           --           --      260,999
  Interest and other income........................      66,549       40,251       40,190       44,893
                                                     ----------   ----------   ----------   ----------
Total revenues.....................................     746,279      718,405      696,054    1,148,828
Expenses:
  Resort/Hotel properties..........................          --           --           --      180,491
  Land Development properties......................          --           --           --      245,999
  Office real estate taxes.........................      84,401       83,939       84,488       84,488
  Office repairs and maintenance...................      44,024       39,024       39,247       39,247
  Office other operating...........................     128,723      127,078      140,146      140,146
  Corporate general and administrative.............      16,274       24,073       24,249       24,264
  Interest expense.................................     192,033      203,197      182,410      205,655
  Amortization of deferred financing costs.........      10,283        9,497        9,327       10,532
  Depreciation and amortization....................     131,657      123,839      126,157      134,768
  Settlement of merger dispute.....................      15,000           --           --           --
  Impairment and other charges related to real
    estate assets..................................     178,838       17,874       25,332       25,332
  Impairment and other charges related to Crescent
    Operating......................................          --           --       92,782       92,782
                                                     ----------   ----------   ----------   ----------
Total expenses.....................................     801,233      628,521      724,138    1,183,704
Total equity in net income of unconsolidated
  companies........................................      68,297       75,711       51,231       48,736
Gain on property sales, net........................          --      137,457        4,425        4,425
Income before minority interests...................      13,343      303,052       27,572       18,285
Minority interests.................................      (2,384)     (51,002)     (21,429)     (13,282)
Net income before extraordinary item, income taxes
  and cumulative effect of change in accounting
  principle........................................      10,959      252,050        6,143        5,003
Net Income (Loss) Available to Common
  Shareholders.....................................      (7,441)     231,716      (18,160)     (39,962)

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------
                                                                    ACTUAL                   PRO FORMA
                                                     ------------------------------------   (UNAUDITED)
                                                        1999         2000         2001         2001
                                                     ----------   ----------   ----------   -----------
                                                                   (DOLLARS IN THOUSANDS)
OTHER DATA:
Funds from Operations (FFO)(2).....................    $340,777     $326,897     $177,117
EBITDA(3)..........................................     526,154      520,002      459,155     $482,929
Capital expenditures...............................      20,254       26,559       46,427

RATIOS:
Ratio of earnings to fixed charges and preferred
  share dividends(4)...............................        1.00         2.11         0.97
Ratio of EBITDA to fixed charges and preferred
  share dividends(5)...............................        2.44         2.13         2.04
Ratio of EBITDA less capital expenditures to fixed
  charges and preferred share dividends(6).........        2.34         2.02         1.83

BALANCE SHEET DATA:(1)
Cash and cash equivalents (excludes restricted
  amounts).........................................  $   72,926   $   38,966   $   36,285   $   75,597
Gross book value of consolidated real estate.......   4,095,574    3,690,915    3,428,757    4,031,678
Investments in unconsolidated companies............     812,494      845,317      838,317      552,251
Total assets.......................................   4,950,561    4,543,318    4,142,149    4,573,649
Total debt.........................................   2,598,929    2,271,895    2,214,094    2,508,228
Minority interest..................................     123,874      337,505      302,047      179,633
Shareholders' Equity...............................   2,056,774    1,731,327    1,405,940    1,494,821

OPERATING DATA:
Office properties..................................          89           78           74           74
  Total Net Rentable Area (MM Sq Feet).............        31.8         28.7         28.0         28.0
  Weighted Average % Leased........................          93%          94%          93%          93%
  Weighed Average % Occupancy......................          91%          92%          92%          92%
  Weighted Average Rental Rate per square foot
    (GAAP basis)...................................      $20.38       $21.55       $22.42       $22.42

Resort/Hotel properties............................          10            9            9            9
  Hotel Rooms......................................       2,168        1,769        1,769        1,769
  Resort Rooms/Guest Nights........................         978        1,028        1,028        1,028

Residential Development properties.................          14           18           21           21

---------------

(1) The statement of operations and balance sheet data have been prepared in accordance with generally accepted accounting principles, or GAAP.

(2) FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, and as used herein, means net income (loss) (determined in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, excluding extraordinary items (as defined by GAAP), plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures.

(3) Earnings before Interest, Taxes, Depreciation and Amortization, or EBITDA, is computed as (i) the sum of net income before minority interests and extraordinary item, interest expense, depreciation and amortization, amortization of deferred financing costs, impairment and other charges related to

    Crescent Operating and impairment and other charges related to the real estate assets, less, (ii) gain on property sales, net. EBITDA is presented because it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.

(4) The ratio of earnings to fixed charges and preferred share dividends was computed by dividing earnings by fixed charges and preferred share dividends. For this purpose, earnings consist of income before minority interest, extraordinary item, interest expense and amortization of deferred financing costs and before preferred share dividend requirements of one of our subsidiaries. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs and preferred dividend requirements of one of our subsidiaries. For the year ended December 31, 2001, on a historical basis, fixed charges and preferred share dividends exceeded earnings by $6,263.

(5) The ratio of EBITDA to fixed charges and preferred share dividends was computed by dividing EBITDA by fixed charges and preferred share dividends. We describe EBITDA in note (3) above and fixed charges in note (4) above.

(6) The ratio of EBITDA less capital expenditures to fixed charges and preferred share dividends was computed by dividing EBITDA minus capital expenditures by fixed charges and preferred share dividends. We describe EBITDA in note
    (3) above and fixed charges in note (4) above.

                                  RISK FACTORS

     Before you consider investing in our Series B preferred shares, you should be aware that there are risks in making this investment. You should carefully consider these risk factors, as well as "Risk Factors" beginning on Page 3 of the accompanying prospectus, together with all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our Series B preferred shares. This section includes certain forward-looking statements.

THERE ARE GENERAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE SERIES B PREFERRED SHARES

     The market value of the Series B preferred shares could be substantially affected by general market conditions, including changes in interest rates, government regulatory action and changes in tax laws. An increase in market interest rates may lead purchasers of the Series B preferred shares to require a higher annual dividend yield on the Series B preferred shares as a percentage of the purchase price, which could adversely affect the market price of the Series B preferred shares. Moreover, numerous other factors, such as government regulatory action and changes in tax laws could have a significant impact on the future market price of the Series B preferred shares.

THE TERMS OF SOME OF OUR DEBT MAY PREVENT US FROM PAYING DISTRIBUTIONS ON THE SERIES B PREFERRED SHARES

     Some of our debt limits the Operating Partnership's ability to make some types of payments or equity and other distributions to us, which would limit our ability to make some types of payments, including payment of distributions on the Series B preferred shares, unless we meet certain financial tests or if required to maintain our qualification as a REIT. In addition, certain of our bank lenders may choose to include in our bank loans the same or similar covenant terms we have in our other bank loans or our recently issued senior, unsecured notes due 2009. As a result, if we are unable to meet the applicable financial tests, we may not be able to pay distributions on the Series B preferred shares in one or more periods.

OUR ANNUAL REPORT FOR 2001 IS BEING REVIEWED BY THE SEC

     In connection with our registration statement for the potential issuance of common shares to Crescent Operating shareholders, the SEC has notified us that they will review the annual report on Form 10-K we filed with the SEC for the year ended December 31, 2001. As a result of the SEC's review, we may be required to make changes to our financial statements and other information, including the description of our business. We believe that our financial statements incorporated by reference in this prospectus supplement have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles and the regulations published by the SEC. In connection with its review, however, the SEC may require us to amend our financial statements or other information we present in, or incorporate by reference into, this prospectus supplement.

WE MAY INCUR MATERIAL EXPENSES OR DELAYS IN FINANCINGS OR SEC FILINGS IF WE NEED TO CHANGE AUDITORS

     On March 14, 2002, our independent public accounting firm, Arthur Andersen LLP, was indicted on federal obstruction of justice charges arising from the government's investigation of Enron. Arthur Andersen has indicated that it intends to contest vigorously the indictment. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent, certified public accountant. The SEC has said it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make required representations to us or if for any other reason Arthur Andersen is unable to perform required audit-related services for us in a timely manner which, in turn, may result in an event of default under some of our debt. In such case, we would promptly seek to engage other independent public accountants or take such other actions as may be necessary to enable us to maintain access to the capital markets and timely file financial reports and such actions could be disruptive to our operations and may affect the price and liquidity of our securities. Certain investors, including significant mutual funds and institutional investors, may chose not to hold or invest in securities of issuers that do not have then current financial reports available. Furthermore, relief which may be available to shareholders under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen should it cease to operate or should it be financially impaired.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the Series B preferred shares offered hereby, after deducting estimated fees and expenses related to this offering of $2,712,500, are expected to be $72,287,500 ($83,183,125 if the underwriters' over-allotment option is exercised in full). We intend to contribute the net proceeds from this offering to our Operating Partnership in exchange for a preferred interest in our Operating Partnership. The terms of the preferred interest in our Operating Partnership will be substantially equivalent to the terms of the Series B preferred shares. Our Operating Partnership intends to use the amounts received from us to redeem a portion of the preferred units issued by its subsidiary, Crescent Real Estate Funding IX, L.P., to GMAC Commercial Mortgage Corporation.

                                 CAPITALIZATION

     The following table sets forth our historical capitalization as of December 31, 2001 and as adjusted to show, as if these transactions had occurred on December 31, 2001, the effects of:

     - the completion of this offering and the application of the estimated net proceeds as described in "Use of Proceeds;"

     - the transfer to some of our subsidiaries of Crescent Operating's lessee interests in our eight resort/hotel properties, Crescent Operating's voting interests in three of our residential development corporations and other assets owned by Crescent Operating;

     - the capitalization of Spinco, which will commit to purchase Crescent Operating's interest in COPI Cold Storage L.L.C., which owns a 40% partnership interest in the owner of AmeriCold Logistics, which will distribute the common stock of Spinco to our shareholders and the unitholders of our Operating Partnership;

     - the issuance of our common shares to the stockholders of Crescent Operating in connection with a prepackaged bankruptcy plan of Crescent Operating;

     - our April 2002 notes offering described above in "Summary -- Recent Developments -- April 2002 Notes Offering," and the application of the net proceeds thereof; and

     - our April 2002 Series A preferred share offering described above in "Summary -- Recent Developments -- April 2002 Series A Preferred Offering," and the application of the net proceeds thereof.

                                                              AS OF DECEMBER 31, 2001
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
DEBT:
Short-term debt (unsecured).................................  $  165,000   $  107,592
Long-term debt (unsecured)..................................     533,000      717,846
Mortgage debt...............................................   1,516,094    1,682,790
                                                              ----------   ----------
  Total debt................................................   2,214,094    2,508,228
                                                              ----------   ----------
MINORITY INTEREST:
Operating Partnership.......................................      69,910       69,910
Interest in Joint Venture...................................     232,137      109,723
SHAREHOLDERS' EQUITY:
Common Shares, par value $.01 per share, 250,000,000 shares
  authorized, 123,396,017 shares issued and outstanding
  historical and 123,656,489 shares issued and outstanding
  as adjusted...............................................       1,227        1,230
Preferred Shares, par value $.01 per share, 100,000,000
  shares authorized
  6 3/4% Series A Convertible Cumulative Preferred Shares,
     liquidation preference $25.00 per share, 8,000,000
     shares issued or outstanding historical and 10,800,000
     shares issued and outstanding as adjusted..............     200,000      249,092
  9.50% Series B Cumulative Redeemable Preferred Shares,
     liquidation preference $25.00 per share, no shares
     issued or outstanding historical, 3,000,000 shares
     issued and outstanding as adjusted.....................          --       72,287
Additional paid-in capital..................................   2,234,360    2,217,359
Retained earnings (deficit).................................    (638,435)    (653,935)
Accumulated other comprehensive income......................     (31,484)     (31,484)
Treasury shares.............................................    (359,728)    (359,728)
                                                              ----------   ----------
  Total capitalization......................................  $3,922,081   $4,182,682
                                                              ==========   ==========

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial statements are based upon our historical financial statements and give effect to:

     - the completion of this offering and the application of the estimated net proceeds of this offering as described in "Use of Proceeds;"

     - the transfer to some of our subsidiaries of Crescent Operating's lessee interests in our eight resort/hotel properties, Crescent Operating's voting interests in three of our residential development corporations and other assets owned by Crescent Operating;

     - the capitalization of Spinco, which will commit to purchase Crescent Operating's interest in COPI Cold Storage L.L.C., which owns a 40% partnership interest in the owner of AmeriCold Logistics, and which will distribute the common stock of Spinco to our shareholders and the unitholders of our Operating Partnership;

     - the issuance of our common shares to the stockholders of Crescent Operating in connection with a prepackaged bankruptcy plan of Crescent Operating;

     - our April 2002 notes offering described above in "Summary -- Recent Developments -- April 2002 Notes Offering," and the application of the net proceeds thereof; and

     - our April 2002 Series A preferred share offering described above in "Summary -- Recent Developments -- April 2002 Series A Preferred Offering," and the application of the net proceeds thereof.

     The unaudited pro forma consolidated balance sheet as of December 31, 2001 is presented as if these transactions had been completed on December 31, 2001. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 is presented as if these transactions had occurred as of January 1, 2001.

     The unaudited pro forma consolidated financial statements have been prepared based on a number of assumptions, estimates and uncertainties including, but not limited to, estimates of the fair values of assets received and liabilities assumed and estimated transaction costs. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma consolidated financial statements do not purport to predict the actual financial condition as of December 31, 2001, or results of operations, that would have been achieved had these transactions been completed as of January 1, 2001.

                     CRESCENT REAL ESTATE EQUITIES COMPANY

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 2001

                                      CRESCENT REAL    CRESCENT                                     COPI
                                     ESTATE EQUITIES   OPERATING                    COPI          COLORADO
                                       COMPANY(A)      AGREEMENT     HOTELS(E)   COLORADO(F)   ADJUSTMENTS(G)    DMDC(H)    TWLC(I)
                                     ---------------   ---------     ---------   -----------   --------------   ---------   --------
                                                                         (DOLLARS IN THOUSANDS)
ASSETS:
 Investments in real estate:
   Land............................    $  265,594      $     --       $    --     $     --        $    --       $ 63,971    $    --
   Land held for investment or
     development...................       108,274            --            --      381,476         17,340         59,870      4,424
   Building and improvements.......     2,980,116            --            --           --             --         56,632         --
   Furniture, fixtures and
     equipment.....................        74,773         6,900(B)         --       20,766             --             --         --
   Less -- accumulated
     depreciation..................      (648,834)           --            --           --             --        (20,502)        --
                                       ----------      --------       -------     --------        -------       --------    -------
     Net investment in real
       estate......................     2,779,923         6,900            --      402,242         17,340        159,971      4,424
   Cash and cash equivalents.......        36,285            --        11,647       18,433             --          4,731      4,493
   Restricted cash and cash
     equivalents...................       115,531            --            --           --             --             --         --
   Accounts receivable, net........        28,654            --         8,538        2,853             --          7,380         --
   Deferred rent receivable........        66,362            --            --           --             --             --         --
   Investments in real estate
     mortgages and equity of
     unconsolidated companies......       838,317        38,500(B)         --       12,430         (4,306)           354     43,577
   Goodwill........................            --            --            --       15,803         (4,878)        27,488         --
   Notes receivable, net...........       132,065       (45,400)(B)        --        1,404             --         13,392     10,730
   Deferred income tax asset.......            --            --            --           --             --         36,144         --
   Other assets, net...............       145,012            --         9,540        8,747             --          3,965         --
                                       ----------      --------       -------     --------        -------       --------    -------
     Total assets..................    $4,142,149      $     --       $29,725     $461,912        $ 8,156       $253,425    $63,224
                                       ==========      ========       =======     ========        =======       ========    =======
LIABILITIES:
 Borrowings under credit
   facility........................    $  283,000      $ 15,500(C)    $    --     $     --        $    --       $     --    $    --
 Notes payable.....................     1,931,094            --            --      317,018             --         89,911         --
 Accounts payable, accrued expenses
   and other liabilities...........       220,068        (5,000)(D)    35,274       78,009             --        109,618     11,307
                                       ----------      --------       -------     --------        -------       --------    -------
     Total liabilities.............     2,434,162        10,500        35,274      395,027             --        199,529     11,307
MINORITY INTERESTS:
 Operating Partnership.............        69,910            --            --           --             --             --         --
 Investment in joint ventures......       232,137            --            --       53,812             --         26,439         --
                                       ----------      --------       -------     --------        -------       --------    -------
     Total minority interests......       302,047            --            --       53,812             --         26,439         --
SHAREHOLDERS' EQUITY:
 Preferred shares..................       200,000            --            --           --             --             --         --
 Common shares.....................         1,227             3(D)         --           --             --             --         --
 Additional paid-in capital........     2,234,360         4,997(D)     (5,549)      13,073          8,156         27,457     51,917
 Retained earnings (deficit).......      (638,435)      (15,500)(C)        --           --             --             --         --
 Accumulated other comprehensive
   income..........................       (31,484)           --            --           --             --             --         --
                                       ----------      --------       -------     --------        -------       --------    -------
                                        1,765,668       (10,500)       (5,549)      13,073          8,156         27,457     51,917
 Less -- shares held in treasury,
   at cost.........................      (359,728)           --            --           --             --             --         --
                                       ----------      --------       -------     --------        -------       --------    -------
     Total shareholders' equity....     1,405,940       (10,500)       (5,549)      13,073          8,156         27,457     51,917
                                       ----------      --------       -------     --------        -------       --------    -------
     Total liabilities and
       shareholders' equity........    $4,142,149      $     --       $29,725     $461,912        $ 8,156       $253,425    $63,224
                                       ==========      ========       =======     ========        =======       ========    =======

                                                     CRESCENT                       APRIL 2002
                                                    OPERATING       APRIL 2002       SERIES A
                                        OTHER       AGREEMENT          NOTES        PREFERRED        THIS
                                     ENTITIES(J)   ELIMINATIONS     OFFERING(Q)      OFFERING      OFFERING     CONSOLIDATED
                                     -----------   ------------     -----------     ----------     --------     ------------
                                                                     (DOLLARS IN THOUSANDS)
ASSETS:
 Investments in real estate:
   Land............................    $    --      $      --        $      --       $     --      $     --      $  329,565
   Land held for investment or
     development...................         --         (8,458)(K)           --             --            --         562,926
   Building and improvements.......         --             --               --             --            --       3,036,748
   Furniture, fixtures and
     equipment.....................         --             --               --             --            --         102,439
   Less -- accumulated
     depreciation..................         --             --               --             --            --        (669,336)
                                       -------      ---------        ---------       --------      --------      ----------
     Net investment in real
       estate......................         --         (8,458)              --             --            --       3,362,342
   Cash and cash equivalents.......          8             --               --             --            --          75,597
   Restricted cash and cash
     equivalents...................         --             --               --             --            --         115,531
   Accounts receivable, net........         --         (1,981)(L)           --             --            --          45,444
   Deferred rent receivable........         --             --               --             --            --          66,362
   Investments in real estate
     mortgages and equity of
     unconsolidated companies......      5,532       (135,293)(M)           --             --            --              --
                                                     (246,860)(N)                                                   552,251
   Goodwill........................         --             --               --             --            --          38,413
   Notes receivable, net...........         --         (7,639)(O)           --             --            --         104,552
   Deferred income tax asset.......          2             --               --             --            --          36,146
   Other assets, net...............      2,123           (814)(L)        8,438(R)          --            --         177,011
                                       -------      ---------        ---------       --------      --------      ----------
     Total assets..................    $ 7,665      $(401,045)       $   8,438       $     --      $     --      $4,573,649
                                       =======      =========        =========       ========      ========      ==========
LIABILITIES:
 Borrowings under credit
   facility........................    $    --      $      --        $(205,654)(S)   $     --      $     --      $   92,846
 Notes payable.....................      7,331       (246,860)(N)      317,592(T)          --            --
                                                         (704)(O)                                                 2,415,382
 Accounts payable, accrued expenses
   and other liabilities...........      2,921         (2,795)(L)      (51,500)(U)         --            --
                                                       (6,935)(O)                                                   390,967
                                       -------      ---------        ---------       --------      --------      ----------
     Total liabilities.............     10,252       (257,294)          60,438             --            --       2,899,195
MINORITY INTERESTS:
 Operating Partnership.............         --             --               --             --            --          69,910
 Investment in joint ventures......         --        (29,286)(P)      (52,000)(V)    (49,092)(W)   (72,287)(X)     109,723
                                       -------      ---------        ---------       --------      --------      ----------
     Total minority interests......         --        (29,286)         (52,000)       (49,092)      (72,287)        179,633
SHAREHOLDERS' EQUITY:
 Preferred shares..................         --             --               --         49,092(W)     72,287(X)      321,379
 Common shares.....................         --             --               --             --            --           1,230
 Additional paid-in capital........     (2,587)      (114,465)              --             --            --       2,217,359
 Retained earnings (deficit).......         --             --               --             --            --        (653,935)
 Accumulated other comprehensive
   income..........................         --             --               --             --            --         (31,484)
                                       -------      ---------        ---------       --------      --------      ----------
                                        (2,587)      (114,465)              --         49,092        72,287       1,854,549
 Less -- shares held in treasury,
   at cost.........................         --             --               --             --            --        (359,728)
                                       -------      ---------        ---------       --------      --------      ----------
     Total shareholders' equity....     (2,587)      (114,465)              --         49,092        72,287       1,494,821
                                       -------      ---------        ---------       --------      --------      ----------
     Total liabilities and
       shareholders' equity........    $ 7,665      $(401,045)       $   8,438       $     --      $     --      $4,573,649
                                       =======      =========        =========       ========      ========      ==========

        See accompanying notes to pro forma consolidated balance sheet.

                     CRESCENT REAL ESTATE EQUITIES COMPANY

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                   CRESCENT REAL
                                  ESTATE EQUITIES                  COPI                                 OTHER
                                    COMPANY(A)      HOTELS(B)   COLORADO(C)    DMDC(C)    TWLC(C)    ENTITIES(C)
                                  ---------------   ---------   -----------   ---------   --------   -----------
                                                              (DOLLARS IN THOUSANDS)
REVENUES:
 Office properties..............   $    610,116     $     --     $     --     $     --    $    --      $    --
 Resort/Hotel properties........         45,748      226,647           --           --         --           --
 Land Development properties....             --           --      187,521       73,478         --           --
 Interest and other income......         40,190           --        1,794          966      1,917           26
                                   ------------     --------     --------     --------    -------      -------
     Total revenues.............        696,054      226,647      189,315       74,444      1,917           26
EXPENSES:
 Office properties..............        263,881           --           --           --         --           --
 Resort/Hotel properties........             --      180,491           --           --         --           --
 Rent Expense...................             --       55,817           --           --         --           --
 Land Development properties....             --           --      171,567       75,154        940           --
 Corporate general and
   administrative...............         24,249           --           --           --         --           15
 Interest expense...............        182,410           --        9,638        3,071         --          880
 Amortization of deferred
   financing costs..............          9,327           --           --           --         --           --
 Depreciation and
   amortization.................        126,157           --        2,953        5,658         --           --
 Crescent Operating
   reorganization charge........         92,782           --           --           --         --           --
 Impairment and other charges
   related to real estate
   assets.......................         25,332           --           --           --         --           --
                                   ------------     --------     --------     --------    -------      -------
     Total expenses.............        724,138      236,308      184,158       83,883        940          895
                                   ------------     --------     --------     --------    -------      -------
     Operating income...........        (28,084)      (9,661)       5,157       (9,439)       977         (869)
OTHER INCOME AND EXPENSE:
 Equity in net income of
   unconsolidated companies:
   Office and retail
     properties.................          6,124           --           --           --         --           --
   Residential development
     properties.................         41,014           --         (297)          --     35,707           --
   Temperature-controlled
     logistics properties.......          1,136           --           --           --         --           --
   Other........................          2,957           --           --           --         --       (2,045)
                                   ------------     --------     --------     --------    -------      -------
 Total equity in net income of
   unconsolidated companies.....         51,231           --         (297)          --     35,707       (2,045)
 Gain on property sales, net....          4,425           --           --           --         --           --
                                   ------------     --------     --------     --------    -------      -------
     Total other income and
       expense..................         55,656           --         (297)          --     35,707       (2,045)
                                   ------------     --------     --------     --------    -------      -------
INCOME BEFORE MINORITY
 INTERESTS......................         27,572       (9,661)       4,860       (9,439)    36,684       (2,914)
 Minority interests.............        (21,429)          --       (5,490)      (1,274)        --           --
                                   ------------     --------     --------     --------    -------      -------
INCOME BEFORE INCOME TAXES......          6,143       (9,661)        (630)     (10,713)    36,684       (2,914)
 Income tax provision
   (benefit)....................             --           --          641       (4,285)    14,674        2,753
                                   ------------     --------     --------     --------    -------      -------
INCOME (LOSS) FROM CONTINUING
 OPERATIONS.....................          6,143       (9,661)      (1,271)      (6,428)    22,010       (5,667)
 Extraordinary
   item -- extinguishment of
   debt.........................        (10,802)          --           --           --         --           --
 Cumulative effect of change in
   accounting principle.........             --           --        1,107           --         --           --
                                   ------------     --------     --------     --------    -------      -------
NET LOSS........................         (4,659)      (9,661)        (164)      (6,428)    22,010       (5,667)
Preferred share distributions...        (13,501)          --           --           --         --           --
Share repurchase agreement
 return.........................             --           --           --           --         --           --
                                   ------------     --------     --------     --------    -------      -------
NET LOSS TO COMMON
 SHAREHOLDERS...................   $    (18,160)    $ (9,661)    $   (164)    $ (6,428)   $22,010      $(5,667)
                                   ============     ========     ========     ========    =======      =======
BASIC EARNINGS PER SHARE DATA:
 Loss from continuing
   operations...................   $      (0.07)
DILUTED EARNINGS PER SHARE DATA:
 Loss from continuing
   operations...................   $      (0.07)
WEIGHTED AVERAGE SHARES
 OUTSTANDING -- BASIC...........    107,613,171
                                   ============
WEIGHTED AVERAGE SHARES
 OUTSTANDING -- DILUTED.........    109,139,987
                                   ============

                                    CRESCENT                      APRIL 2002
                                   OPERATING       APRIL 2002      SERIES A
                                   AGREEMENT         NOTES        PREFERRED        THIS
                                  ELIMINATIONS      OFFERING       OFFERING      OFFERING     CONSOLIDATED
                                  ------------     ----------     ----------     --------     ------------
                                                           (DOLLARS IN THOUSANDS)
REVENUES:
 Office properties..............    $     --        $     --       $    --       $    --      $    610,116
 Resort/Hotel properties........     (39,575)(D)          --            --            --           232,820
 Land Development properties....          --              --            --            --           260,999
 Interest and other income......          --              --            --            --            44,893
                                    --------        --------       -------       -------      ------------
     Total revenues.............     (39,575)             --            --            --         1,148,828
EXPENSES:
 Office properties..............          --              --            --            --           263,881
 Resort/Hotel properties........          --              --            --            --           180,491
 Rent Expense...................     (55,817)(E)          --            --            --                --
 Land Development properties....      (1,662)(F)          --            --            --           245,999
 Corporate general and
   administrative...............          --              --            --            --            24,264
 Interest expense...............     (10,453)(F)      20,109(J)         --            --           205,655
 Amortization of deferred
   financing costs..............          --           1,205(K)         --            --            10,532
 Depreciation and
   amortization.................          --              --            --            --           134,768
 Crescent Operating
   reorganization charge........          --              --            --            --            92,782
 Impairment and other charges
   related to real estate
   assets.......................          --              --            --            --            25,332
                                    --------        --------       -------       -------      ------------
     Total expenses.............     (67,932)         21,314            --            --         1,183,704
                                    --------        --------       -------       -------      ------------
     Operating income...........      28,357         (21,314)           --            --           (34,876)
OTHER INCOME AND EXPENSE:
 Equity in net income of
   unconsolidated companies:
   Office and retail
     properties.................          --              --            --            --             6,124
   Residential development
     properties.................     (35,665)(G)          --            --            --            40,759
   Temperature-controlled
     logistics properties.......          --              --            --            --             1,136
   Other........................        (195)(G)          --            --            --               717
                                    --------        --------       -------       -------      ------------
 Total equity in net income of
   unconsolidated companies.....     (35,860)             --            --            --            48,736
 Gain on property sales, net....          --              --            --            --             4,425
                                    --------        --------       -------       -------      ------------
     Total other income and
       expense..................     (35,860)             --            --            --            53,161
                                    --------        --------       -------       -------      ------------
INCOME BEFORE MINORITY
 INTERESTS......................      (7,503)        (21,314)           --            --            18,285
 Minority interests.............         660(H)        4,274(L)      4,035(M)      5,942(O)        (13,282)
                                    --------        --------       -------       -------      ------------
INCOME BEFORE INCOME TAXES......      (6,843)        (17,040)        4,035         5,942             5,003
 Income tax provision
   (benefit)....................      (3,864)(I)          --            --            --             9,919
                                    --------        --------       -------       -------      ------------
INCOME (LOSS) FROM CONTINUING
 OPERATIONS.....................      (2,979)        (17,040)        4,035         5,942            (4,916)
 Extraordinary
   item -- extinguishment of
   debt.........................          --              --            --            --           (10,802)
 Cumulative effect of change in
   accounting principle.........          --              --            --            --             1,107
                                    --------        --------       -------       -------      ------------
NET LOSS........................      (2,979)        (17,040)        4,035         5,942           (14,611)
Preferred share distributions...          --              --        (4,725)(N)    (7,125)(P)       (25,351)
Share repurchase agreement
 return.........................          --              --            --            --                --
                                    --------        --------       -------       -------      ------------
NET LOSS TO COMMON
 SHAREHOLDERS...................    $ (2,979)       $(17,040)      $  (690)      $(1,183)     $    (39,962)
                                    ========        ========       =======       =======      ============
BASIC EARNINGS PER SHARE DATA:
 Loss from continuing
   operations...................                                                              $      (0.28)
DILUTED EARNINGS PER SHARE DATA:
 Loss from continuing
   operations...................                                                              $      (0.28)
WEIGHTED AVERAGE SHARES
 OUTSTANDING -- BASIC...........                                                               107,874,466(Q)
                                                                                              ============
WEIGHTED AVERAGE SHARES
 OUTSTANDING -- DILUTED.........                                                               109,401,282(Q)
                                                                                              ============

   See accompanying notes to pro forma consolidated statement of operations.

                     CRESCENT REAL ESTATE EQUITIES COMPANY

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

     The following describes the pro forma adjustments to the unaudited pro forma consolidated balance sheet as of December 31, 2001 as if the transactions described under the first paragraph of "Pro Forma Financial Information" were completed on December 31, 2001.

     (A) Reflects our audited consolidated historical balance sheet as of December 31, 2001.

     (B) Reflects the reclassification from notes receivable of $38,500 value received on February 14, 2002 for the voting interest in Desert Mountain Development Corporation, or DMDC, the voting interest in The Woodlands Land Company, Inc., or TWLC, the 60% general partnership interest in COPI Colorado, L.P., which owns 100% of the voting stock of Crescent Resort Development, Inc., or CRD, and the Other Entities, which includes voting interest in WOCOI Investment Company, voting interest in CRL Investments, Inc., or CRL, and member interest in CR License LLC, and $6,900 value for the resort/hotel furniture, fixtures and equipment.

     (C) Reflects our capitalization of Spinco.

     (D) Reflects the issuance of our common shares to the Crescent Operating stockholders, computed as follows:

Number of Crescent Operating Common Shares Outstanding......   10,781,273
Assumed Value for Crescent Operating Shares.................  $      0.46
                                                              -----------
Assumed Dollar Value to Convert.............................  $ 4,959,386
Assumed Crescent Share Price................................  $     18.98
Shares to be Issued.........................................      261,295
Cash Settlement in Lieu of Fractional Shares................           --

     (E) Represents the inclusion of the assets and liabilities of the eight resort/hotel properties as of December 31, 2001.

     (F) Represents the balance sheet of COPI Colorado (which, as the owner of 100% of the voting stock of CRD, which represents a 10% interest in CRD, consolidated the balance sheet of CRD) as of December 31, 2001, as a result of our retention of the 60% general partnership interest in COPI Colorado. Prior to this transaction, we owned all of the non-voting interest in CRD, which represents a 90% interest in CRD, and accounted for our interest under the equity method.

     (G) Represents the write-off of unrealizable assets on the COPI Colorado balance sheet as of December 31, 2001, in addition to the step-up in basis in COPI Colorado for the $16,000 value attributed to the 60% general partner interest that we received.

     Calculation for step-up in basis:

Total Equity................................................  $13,073
60% Share...................................................    7,844
Fair Value..................................................   16,000
Fair Market Adjustment......................................    8,156

     (H) Represents the balance sheet of DMDC as of December 31, 2001, which owns a 93% interest in Desert Mountain Properties, L.P. Upon our retention of the voting stock in DMDC, our overall ownership interest will be 100%. Prior to this transaction, we did not have control of this entity and therefore accounted for our 95% interest under the equity method.

     (I) Represents the balance sheet of TWLC as of December 31, 2001, which owns a 42.5% interest in The Woodlands Land Development Company. Upon our retention of the voting stock in TWLC, our

                     CRESCENT REAL ESTATE EQUITIES COMPANY
overall ownership will be 100%. Prior to this transaction, we did not have control of this entity and therefore accounted for our 95% interest under the equity method.

     (J) Represents the combined balance sheets of Other Entities as of December 31, 2001. Upon our retention of voting interests and membership interests, we will own and control 100% of CRL, 100% of WOCOI Investment Company, which owns a 42.5% equity interest in The Woodlands Operating Company, Inc., and a 30% equity interest in CR License.

     (K) Eliminates capitalized interest on our loan at CRD.

     (L) Eliminates the initial working capital receivable in our financial statements of $1,981 and the offsetting net working capital payable ($814 in other assets and $2,795 in accounts payable) on the hotel lessees' financial statements as of December 31, 2001.

     (M) Eliminates our equity investment in the following entities:

DMDC........................................................  $ (28,398)
TWLC........................................................    (51,887)
CRD.........................................................    (50,790)
Other Entities..............................................     (4,218)
                                                              ---------
                                                              $(135,293)
                                                              =========

     (N) Eliminates the intercompany loans and associated accrued interest (classified as investments) between us and the following entities:

DMDC........................................................  $ (60,000)
CRD.........................................................   (186,860)
                                                              ---------
                                                              $(246,860)
                                                              =========

     (O) Eliminates the intercompany loans and associated accrued interest (classified as notes receivable) between us and Other Entities (CRL) of $7,639.

     (P) Eliminates minority interests of $34,790 in COPI Colorado and adjusted for the 40% partners' interest in COPI Colorado of $5,504.

     (Q) Represents the completion of the April 2002 notes offering and the application of the net proceeds thereof:

April 2002 notes offering...................................  $ 375,000
Offering costs..............................................     (8,438)
Redemption of preferred units of one of our subsidiaries....    (52,000)
Repayment of bridge loan....................................     (5,000)
Partial repayment of credit facility........................   (309,562)
                                                              ---------
                                                              $      --
                                                              =========

     (R) Represents debt financing costs associated with the April 2002 notes offering.

                     CRESCENT REAL ESTATE EQUITIES COMPANY

     (S) Net decrease in borrowings under our credit facility as a result of:

Borrowings for property tax payments........................   $  51,500
Partial repayment with proceeds from the April 2002 notes
  offering..................................................    (309,562)
Partial repayment of the Operating Partnership's public
  notes due 2002............................................      52,408
                                                               ---------
                                                               $(205,654)
                                                               =========

     (T) Net increase in notes payable as a result of:

April 2002 notes offering...................................  $375,000
Repayment of bridge loan....................................    (5,000)
Partial repayment of the Operating Partnership's public
  notes due 2002............................................   (52,408)
                                                              --------
                                                              $317,592
                                                              ========

     (U) Decrease reflects payment of property taxes with borrowings under our credit facility.

     (V) Decrease in minority interest as a result of the redemption of preferred units of one of our subsidiaries.

     (W) Represents the completion of the April 2002 Series A preferred share offering and the application of the net proceeds thereof:

April 2002 Series A preferred shares offering...............  $ 50,400
Offering costs..............................................    (1,308)
Redemption of preferred units of one of our subsidiaries....   (49,092)
                                                              --------
                                                              $     --
                                                              ========

     (X) Represents the completion of this offering and application of the net proceeds thereof:

This offering...............................................  $ 75,000
Offering costs..............................................    (2,713)
Redemption of preferred units of one of our subsidiaries....   (72,287)
                                                              --------
                                                              $     --
                                                              ========

                     CRESCENT REAL ESTATE EQUITIES COMPANY

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

     The following describes the pro forma adjustments to the unaudited pro forma consolidated statement of operations as of December 31, 2001 as if the transactions described under the first paragraph of "Pro Forma Financial Information" were completed on January 1, 2001.

     (A) Reflects our audited consolidated historical statement of operations for the year ended December 31, 2001.

     (B) Represents the operating results for the eight resort/hotel properties leased to Crescent Operating and Crescent Operating's lessee rental obligation to us for the year ended December 31, 2001.

     (C) Represents the consolidation of net income for COPI Colorado, DMDC, TWLC and Other Entities for the year ended December 31, 2001.

     (D) Eliminates our rental revenue for the year ended December 31, 2001.

     (E) Eliminates the hotel lessees' rent expense to us for the year ended December 31, 2001.

     (F) Eliminates the intercompany interest expense (inclusive of the amortization of capitalized interest in the land development property expense) on the loans from us to DMDC, CRD and Other Entities.

                                                              DECEMBER 31,
                                                                  2001
                                                              ------------
DMDC........................................................    $ 5,265
CRD.........................................................      7,244
Other Entities..............................................       (394)
                                                                -------
                                                                $12,115
                                                                =======

     (G) Eliminates our equity in net income (inclusive of the interest income on the intercompany loans we made to DMDC, CRD and Other Entities) for the year ended December 31, 2001.

                                                              DECEMBER 31,
                                                                  2001
                                                              ------------
DMDC........................................................    $    222
TWLC........................................................     (20,943)
CRD.........................................................     (14,944)
Other Entities..............................................        (195)
                                                                --------
                                                                $(35,860)
                                                                ========

     (H) Eliminates minority interest in COPI Colorado and adjusts for the 40% partner interest in COPI Colorado.

     (I) Represents the income tax benefit for the hotel business for the year ended December 31, 2001, calculated as 40% of the net loss for the hotel lessee.

                     CRESCENT REAL ESTATE EQUITIES COMPANY

     (J) Net increase of interest costs as a result of the April 2002 notes offering, capitalization of Spinco and repayment of debt, assuming each had occurred as of January 1, 2001.

April 2002 notes offering..............................  $375,000 @ 9.25%   $ 34,688
Less: Historical interest expense
  Bridge loan..........................................     5,000 @ 5.59%       (280)
  Credit facility......................................   190,154 @ 5.59%    (10,630)
  Operating Partnership's public notes due 2002........    52,408 @ 7.00%     (3,669)
                                                                            --------
Net interest expense...................................                     $ 20,109
                                                                            ========

     (K) Net increase in amortization of deferred financing costs as a result of the April 2002 notes offering, as if it had occurred as of January 1, 2001.

April 2002 notes offering costs.............................  $8,438
Years outstanding...........................................       7
                                                              ------
Annual deferred financing costs.............................  $1,205
                                                              ======

     (L) Decrease in minority interest for the redemption of $52,000 preferred units of one of our subsidiaries with an average preferred return rate of 8.22% in 2001, equals $4,274.

     (M) Decrease in minority interest for the redemption of $49,092 preferred units of one of our subsidiaries with an average preferred return rate of 8.22% in 2001, equals $4,035.

     (N) Reflects distributions that would have been paid on 2,800,000 Series A preferred shares issued, at $1.6875 per Series A preferred share.

     (O) Decrease in minority interest for the redemption of $72,287 preferred units of one of our subsidiaries with an average preferred return rate of 8.22% in 2001, equals $5,942.

     (P) Reflects distributions that would have been paid on 3,000,000 Series B preferred shares issued, at $2.375 per Series B preferred share.

     (Q) Reflects the 261,295 additional shares issued, as calculated in footnote (D) of the notes to unaudited pro forma consolidated balance sheet.

                    DESCRIPTION OF SERIES B PREFERRED SHARES

     The following summary of the terms and provisions of the Series B preferred shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our declaration of trust and the Statement of Designation establishing the Series B preferred shares, each of which is available from us as described in the "Where You Can Find More Information" section beginning on Page S-46 of this prospectus supplement. This description of the particular terms of the Series B preferred shares supplements the description of the general terms and provisions of our preferred shares set forth in the accompanying prospectus beginning on Page 17.

GENERAL

     Under our declaration of trust, we are authorized to issue up to 250,000,000 common shares and 100,000,000 preferred shares. As of May 9, 2002, 12,000,000 preferred shares were classified as 6 3/4% Series A Convertible Cumulative Preferred Shares, 10,800,000 of which were issued and outstanding. As of May 9, 2002, there were 119,685,815 common shares issued and outstanding.

     We are authorized to issue preferred shares in one or more classes or subclasses, with the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption, in each case, as are permitted by Texas law and as our Board of Trust Managers may determine, without any further vote or action by our shareholders. The Series B preferred shares will be issued pursuant to a Statement of Designation that sets forth the terms of a series of preferred shares consisting of up to 3,450,000 shares, designated 9.50% Series B Cumulative Redeemable Preferred Shares. Except for the Series A preferred shares, there are currently no other classes or series of preferred shares authorized.

     The registrar, transfer agent and distributions disbursing agent for the Series B preferred shares is EquiServe Trust Company, N.A.

     The Series B preferred shares are expected to be listed on the NYSE under the symbol "CEIPrB" within 30 days of the initial delivery of the Series B preferred shares.

RANKING

     The Series B preferred shares will, as to distribution rights and rights upon our liquidation, dissolution or winding-up, rank:

     - senior to all classes or series of our common stock and to all other equity securities ranking junior to the Series B preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up;

     - on a parity with any other series of our outstanding preferred shares, including the Series A preferred shares, and any other equity securities authorized or designated by us in the future, the terms of which specifically provide that such equity securities rank on a parity with the Series B preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

     - junior to all of our existing and future indebtedness and to any class or series of equity securities authorized or designated by us in the future which specifically provides that such class or series ranks senior to the Series B preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

DISTRIBUTIONS

     Holders of the Series B preferred shares are entitled to receive, when and as authorized by our Board of Trust Managers, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 9.50% of the $25.00 liquidation preference per year (equivalent to $2.375 per year per Series B preferred share). Distributions on the Series B preferred shares generally will accrue and be cumulative from the first day of the distribution period in which such shares were issued, which, for the Series B preferred shares offered hereby, shall be the date of original issue. Distributions will be payable quarterly in arrears on the fifteenth day of February, May, August and November of each year or, if not a business day, the next succeeding business day (each, a "Distribution Payment Date"), beginning August 15, 2002.

     Any distribution, including any distribution payable on the Series B preferred shares for any partial distribution period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions are payable to holders of record as they appear in our share records at the close of business on the applicable record date, which will be the date that our Board of Trust Managers designates for the payment of distributions that is not more than 30 nor less than 10 days prior to such Distribution Payment Date (each, a "Distribution Payment Record Date").

     Our Board of Trust Managers will not authorize, pay or set apart for payment by us any distribution on the Series B preferred shares at any time that:

     - the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment;

     - the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, provides that such authorization, payment or setting apart for payment would constitute a breach of, or a default under, such agreement; or

     - the law restricts or prohibits the authorization or payment.

     Notwithstanding the foregoing, distributions on the Series B preferred shares will accrue whether or not:

     - we have earnings;

     - there are funds legally available for the payment of the distributions;
       and

     - the distributions are authorized.

     Accrued but unpaid distributions on the Series B preferred shares will not bear interest. Holders of the Series B preferred shares will not be entitled to any distributions in excess of full cumulative distributions, as described above.

     We intend to contribute or otherwise transfer the net proceeds of the sale of any Series B preferred shares sold on or after the date of this prospectus supplement to the Operating Partnership in exchange for 9.50% Series B preferred units in the Operating Partnership, the economic terms of which will be substantially identical to those of the Series B preferred shares. As of the date of this prospectus supplement, there are no outstanding Series B preferred units. The Operating Partnership will be required to make all required distributions on the Series B preferred units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the Series B preferred shares) prior to any distribution of cash or assets to the holders of any other interests in the Operating Partnership, except for the Series A preferred units and any other series of preferred units ranking on a parity with the Series A and Series B preferred units as to distributions or liquidation rights, and except for distributions required to enable the Company to maintain its qualification as a REIT.

     Any distribution payment made on the Series B preferred shares will first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

     If, for any taxable year, we elect to designate as "capital gain distributions" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code) a portion, which we refer to as the Capital Gains Amount, of the distributions paid or made available for the year to the holders of all classes of shares, then the portion of the Capital Gains Amount that will be allocable to the holders of Series B preferred shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total distributions (within the meaning of the Code) paid or made available to the holders of the Series B preferred shares for the year and the denominator of which will be the total distributions paid or made available to the holders of all classes of shares for the year.

LIQUIDATION PREFERENCE

     In the event of our liquidation, dissolution or winding up of affairs, the holders of the Series B preferred shares are entitled to be paid out of the assets of the company legally available for distribution to our shareholders liquidating distributions in cash or property at its fair market value as determined by the Board of Trust Managers. Such liquidating distributions will be paid to the holders of the Series B preferred shares in the amount of a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up. Such liquidating distributions will be paid to the holders of the Series B preferred shares before any distribution of assets is made to holders of common shares or any other capital shares of beneficial interest that rank junior to the Series B preferred shares as to liquidation rights. The holders of the Series A preferred shares also are entitled to receive liquidating distributions in the amount of a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid distributions on the Series A preferred shares to the date of such liquidation, dissolution or winding up, and will receive these liquidating distributions on a parity with the distributions to the holders of the Series B preferred shares. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B preferred shares will have no right or claim to any of our remaining assets.

     Our consolidation or merger with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute a liquidation, dissolution or winding up of the company. The Series B preferred shares will rank senior to the common shares as to priority for receiving liquidating distributions and on parity with the holders of the Series A preferred shares and any other future equity securities which, by their terms, rank on a parity with the Series B preferred shares.

REDEMPTION

     The Series B preferred shares are not redeemable prior to May 17, 2007, except under the circumstances described below. On and after May 17, 2007, the Series B preferred shares may be redeemed at our option, in whole or in part, from time to time, at a redemption price of $25.00 per share, plus all distributions accrued and unpaid on the Series B preferred shares up to the date of such redemption, upon the giving of notice, as provided below.

     If fewer than all of the outstanding Series B preferred shares are to be redeemed, the shares to be redeemed will be determined pro rata, by lot or in such other manner as prescribed by the Board of Trust Managers. In the event that such redemption is to be by lot, and if as a result of such redemption any holder of Series B preferred shares would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 9.9% of the issued and outstanding Series B preferred shares (because the holder's Series B preferred shares were not redeemed, or were only redeemed in part), then, except in certain instances, we will redeem the requisite number of Series B preferred shares of that shareholder such that the shareholder will not own or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 9.9% of the Series B preferred shares issued and outstanding subsequent to such redemption.

     Notice of redemption will be mailed not less than 30 nor more than 60 days prior to the date fixed for redemption. Notice of redemption will be mailed to each holder of record of Series B preferred shares that is to be redeemed. Such notice will notify the holder of our election to redeem such shares and will state at least the following:

     - the date fixed for redemption thereof, which we refer to as the Series B Preferred Shares Redemption Date;

     - the redemption price;

     - the number of shares to be redeemed (and, if fewer than all the Series B preferred shares are to be redeemed, the number of shares to be redeemed from such holder);

     - the place(s) where the certificates representing the Series B preferred shares are to be surrendered for payment; and

     - that distributions on the Series B preferred shares will cease to accrue on the Series B Preferred Shares Redemption Date.

     On or after the Series B Preferred Shares Redemption Date, each holder of Series B preferred shares to be redeemed must present and surrender the certificates representing the Series B preferred shares to us at the place designated in the notice of redemption. The redemption price of the shares will then be paid to or on the order of the person whose name appears on such certificates as the owner thereof. Each surrendered certificate will be canceled. In the event that fewer than all the Series B preferred shares are to be redeemed, a new certificate will be issued representing the unredeemed shares.

     From and after the Series B Preferred Shares Redemption Date (unless we default in payment of the redemption price):

     - all distributions on the Series B preferred shares designated for redemption in such notice will cease to accrue;

     - all rights of the holders of such shares, except the right to receive the redemption price thereof (including all accrued and unpaid distributions up to the Series B Preferred Shares Redemption Date), will cease and terminate;

     - such shares will not thereafter be transferred (except with our consent) on our books; and

     - such shares will not be deemed to be outstanding for any purpose whatsoever.

     At our election, and prior to the Series B Preferred Shares Redemption Date, we may irrevocably deposit the redemption price (including accrued and unpaid distributions) of the Series B preferred shares so called for redemption in trust with a bank or trust company for the holders thereof. In that case, our notice of redemption to holders of the Series B preferred shares to be redeemed will also:

     - state the date of the deposit;

     - specify the office of such bank or trust company as the place of payment of the redemption price; and

     - call upon such holders to surrender the certificates representing such Series B preferred shares at such place on or about the date fixed in such redemption notice (which may not be later than the Series B Preferred Shares Redemption Date) against payment of the redemption price (including all accrued and unpaid distributions up to the Series B Preferred Shares Redemption Date).

     The bank or trust company will return to us any moneys that we so deposit that remain unclaimed by the holders of the Series B preferred shares at the end of two years after the Series B Preferred Shares Redemption Date.

     Notwithstanding the foregoing, unless full cumulative distributions on all outstanding Series B preferred shares have been paid or declared and a sum sufficient for the payment of such distributions has been set apart for payment for all past distribution periods and the then-current distribution period, no Series B preferred shares will be redeemed unless all outstanding Series B preferred shares are simultaneously redeemed. This requirement will not prevent the purchase or acquisition of Series B preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B preferred shares. Unless full cumulative distributions on all outstanding Series B preferred shares have been paid or declared and a sum sufficient for the payment of such distributions has been set apart for payment for all past distribution periods and the then-current distribution period, we will not purchase or otherwise acquire directly or indirectly any Series B preferred shares (except by exchange for shares of beneficial interest of the company ranking junior to the Series B preferred shares as to distribution rights and liquidation preference).

     Notwithstanding any other provision relating to redemption of the Series B preferred shares, we may redeem Series B preferred shares at any time, whether or not prior to May 17, 2007, if the Board of Trust Managers determines that the redemption is necessary or advisable to preserve our status as a REIT.

MATURITY

     The Series B preferred shares have no stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions.

OWNERSHIP LIMITS AND RESTRICTIONS ON TRANSFER

     In order to maintain our qualification as a REIT for federal income tax purposes, ownership by any person of our outstanding shares of beneficial interest is restricted in our declaration of trust. For further information regarding restrictions on ownership and transfer of the Series B preferred shares, see "Description of Common Shares -- Ownership Limits and Restrictions on Transfer" beginning on Page 14 of the accompanying prospectus.

CONVERSION

     The Series B preferred shares are not convertible into or exchangeable for any other property or securities, except that the shares of Series B preferred shares may be exchanged for our excess shares in order to ensure that we remain qualified as a REIT for federal income tax purposes.

FORM

     The Series B preferred shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company except under limited circumstances.

VOTING RIGHTS

     If distributions on the Series B preferred shares are in arrears for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series B preferred shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of preferred shares as to which distributions are so in arrears or at the next annual meeting of shareholders, for the election of two additional trust managers to serve on the Board of Trust Managers until all distribution arrearages have been paid.

     In addition, certain changes that would be materially adverse to the rights of holders of the Series B preferred shares cannot be made without the affirmative vote of two-thirds of the Series B preferred shares (voting separately as a class).

     In any matter in which the Series B preferred shares are entitled to vote (as expressly provided in our declaration of trust, the Statement of Designation or as may be required by law), including any action by written consent, each Series B preferred share will be entitled to one vote.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following sections summarize the federal income tax issues that you may consider relevant to an investment in our Series B preferred shares. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in "-- Taxation of Tax-Exempt U.S. Shareholders" below), financial institutions and broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "-- Taxation of Non-U.S. Shareholders" below).

     The statements in this section are based on the current federal income tax laws governing our qualification as a REIT. We cannot assure you that new laws, interpretations of laws or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

     We urge you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of purchasing, owning and disposing of our securities, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

TAXATION OF CRESCENT

     We elected to be taxed as a REIT under the federal income tax laws when we filed our 1994 tax return. We have operated in a manner intended to qualify as a REIT and we intend to continue to operate in that manner. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

     In the opinion of our tax counsel, Shaw Pittman LLP, (i) we qualified as a REIT under Sections 856 through 859 of the Code, with respect to our taxable years ended on or before December 31, 2001; and (ii) we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the IRS or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our shares, and the percentage of our earnings that we distribute. Accordingly, for the current taxable year and for future taxable years, no assurance can be given that our actual operating results will satisfy the qualification tests. For a discussion of the tax treatment of us and our shareholders if we fail to qualify as a REIT, see "-- Requirements for REIT Qualification -- Failure to Qualify."

     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the "double taxation" (i.e., at both the corporate and stockholder levels) that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

     - we will pay federal income tax on taxable income (including net capital gain) that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned;

     - we may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to our shareholders;

     - we will pay income tax at the highest corporate rate on (i) net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business and (ii) other non-qualifying income from foreclosure property;

     - we will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business ("prohibited transactions");

     - if we fail to satisfy the 75% gross income test or the 95% gross income test (as described below under "-- Requirements for REIT
       Qualification -- Income Tests"), and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a tax equal to (i) the gross income attributable to the greater of either (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (b) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% test for the taxable year, multiplied by (ii) a fraction intended to reflect our profitability;

     - if we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed;

     - if we acquire any asset from a C corporation (a corporation generally subject to full corporate-level tax) in a merger or other transaction in which we acquire a "carryover" basis in the asset, which is the basis determined by reference to the C corporation's basis in the asset (or another asset), we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of that asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax is the lesser of (i) the amount of gain that we recognize at the time of the sale or disposition and (ii) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset; and

     - we will incur a 100% excise tax on transactions with a "taxable REIT subsidiary" of ours that are not conducted on an arm's-length basis.

REQUIREMENTS FOR REIT QUALIFICATION

     In order to qualify as a REIT, we must be a corporation, trust or association and meet the requirements that:

          1. we are managed by one or more trustees or directors;

          2. our beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

          3. we would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

          4. we are neither a financial institution nor an insurance company subject to certain provisions of the Code;

          5. at least 100 persons are beneficial owners of our shares or ownership certificates;

          6. not more than 50% in value of our outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (the "5/50 Rule");

          7. we elect to be a REIT (or have made that election for a previous taxable year that has not been terminated or revoked) and satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

          8. we use a calendar year for federal income tax purposes and comply with the record-keeping requirements of the Code and the related Treasury Regulations; and

          9. we meet certain other qualification tests, described below, regarding the nature of our income and assets.

     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We were not required to meet requirements 5 and 6 during 1994. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated the 5/50 Rule, we will be deemed to have satisfied the 5/50 Rule for such taxable year. For purposes of determining share ownership under the 5/50 Rule, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under Code
Section 401(a), and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

     We believe we have issued sufficient common shares with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our declaration of trust restricts the ownership and transfer of the common shares so that we should continue to satisfy requirements 5 and 6. The provisions of our declaration of trust restricting the ownership and transfer of the common shares are described in "Description of Common Shares -- Ownership Limits and Restrictions on Transfer" beginning on Page 14 of the accompanying prospectus.

     We currently have several wholly owned corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our wholly owned corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

     A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income, deduction and credit of our Operating Partnership and of any other partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly (a "subsidiary partnership"), are treated as our assets, liabilities and items of income, deduction and credit for purposes of applying the various REIT qualification requirements.

     As of January 1, 2001, a REIT may own up to 100% of the outstanding capital stock of one or more "taxable REIT subsidiaries," which we refer to as TRSs. A TRS is a fully taxable corporation that pays income tax at regular corporate rates on its taxable income. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the TRS and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of securities of one or more TRSs. In addition, the TRS rules may limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to the appropriate level of corporate taxation. The rules also impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We currently own interests in several TRSs, but the collective value of our interests in the TRSs does not exceed 20% of the value of our assets. In addition, we believe that all transactions between us, our tenants and our TRSs have been, and continue to be, conducted on an arm's-length basis.

     Income Tests. We must satisfy two gross income tests annually to maintain our qualification as a REIT:

     - At least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income (the "75% gross income test"). Qualifying income for purposes of the 75% gross income test includes "rents from real property," interest on debt secured by mortgages on real property or on interests in real property, and dividends or other distributions on and gain from the sale of shares in other REITs; and

     - At least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing (the "95% gross income test").

     Application of Income Tests to Crescent. Our Operating Partnership's primary source of income is from leasing its office properties and resort/hotel properties. Rents under these leases will constitute "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following requirements are met.

          1. The rent is not based, in whole or in part, on the income or profits of any person, although, generally, rent may be based on a fixed percentage or percentages of receipts or sales.

          2. Neither we nor someone who owns 10% or more of our shares owns 10% or more of a tenant from which our Operating Partnership receives rent, excluding TRSs under certain circumstances (a "related party tenant"). Our ownership and the ownership of a tenant is determined based on direct, indirect, and constructive ownership.

          3. The rent attributable to any personal property leased in connection with a lease of property is no more than 15% of the total rent received under the lease.

          4. Neither our Operating Partnership nor any of the subsidiary partnerships operates or manages its property or furnishes or renders services to its tenants, except through a TRS or through an "independent contractor" that is adequately compensated and from which our Operating Partnership and the subsidiary partnerships do not derive revenue. Our Operating Partnership and the subsidiary partnerships may provide services directly if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant. In addition, our Operating Partnership and the subsidiary partnerships may render directly a de minimis amount of "non-customary" services to the tenants of a property without disqualifying the income as "rents from real property," as long as its income from the services does not exceed 1% of its income from the property.

          5. The hotel properties are either (a) leased to unrelated tenants, or
     (b) leased to TRSs and are managed by "eligible independent contractors," which are independent contractors that, at the time they entered into management agreements with the TRSs, were actively engaged in the business of operating lodging facilities for people or entities not related to us or the TRSs.

     Tax legislation effective January 1, 2001 permits us to lease our resort/hotel properties to a TRS of ours so long as certain conditions, described below, are satisfied. On February 14, 2002, certain of our TRSs acquired Crescent Operating's lessee interests in eight of our resort/hotel properties. In order for the rent paid pursuant to the leases of those properties to constitute "rents from real property," each resort/hotel property must be a "qualified lodging facility" and must be operated on behalf of the TRS by an "eligible independent contractor." A "qualified lodging facility" is, generally, a hotel or motel at which no authorized gambling activities are conducted, and the customary amenities and facilities operated as part of, or associated with, the hotel or motel. An "eligible independent contractor" is an independent contractor that, at the time a management agreement is entered into with a TRS to operate a "qualified lodging facility," is actively engaged in the trade or business of operating "qualified lodging facilities" for a person or persons unrelated to either the TRS or any REITs with which the TRS is affiliated. A hotel management company that otherwise would qualify as an "eligible independent contractor" with regard to a TRS of ours will not so qualify if the hotel management company and/or one or more actual or constructive owners of 10% or more of the hotel management company actually or constructively own more than 35% of us, or one or more actual or constructive owners of more than 35% of the hotel management company own 35% or more of us (determined taking into account only the stock held by persons owning, directly or indirectly, more than 5% of our outstanding common shares and, if the stock of the eligible independent contractor is publicly-traded, 5% of the publicly-traded stock of the eligible independent contractor). We believe, based in part on an opinion of counsel, that each of our resort/hotel properties is a "qualified lodging facility." In addition, we believe, based in part on an opinion of counsel, and currently intend to take all steps reasonably practicable to ensure, that none of our TRSs or any of their subsidiaries will engage in "operating" or "managing" our resort/hotel properties and that the hotel management companies engaged to operate and manage such properties qualify as "eligible independent contractors" with regard to our lessee TRSs.

     In addition to the foregoing, we, based in part upon opinions of our tax counsel as to whether various tenants constitute related party tenants, believe that the income we have received in each taxable year since 1994 and will receive in subsequent taxable years from rent that does not satisfy the five requirements set forth above will not cause us to fail to meet the gross income tests.

     Our Operating Partnership will also receive fixed and contingent interest on its real estate mortgages on the residential development properties. Interest on mortgages secured by real property satisfies the 75% and 95% gross income tests only if it does not include any amount that is based in whole or in part upon the income of any person, except that (1) an amount is not excluded from qualifying interest solely by reason of being based on a fixed percentage or percentages of receipts or sales and (2) income derived from a shared appreciation provision in a mortgage is treated as gain recognized from the sale of the mortgaged property. Some of the residential development property mortgages contain provisions for contingent interest based upon property sales. Our tax counsel has opined that each of the residential development property mortgages constitutes debt for federal income tax purposes, any contingent interest derived therefrom will be treated as being based on a fixed percentage of sales, and therefore all interest derived therefrom will constitute interest received from mortgages for purposes of the 75% and 95% gross income tests. If, however, the contingent interest provisions were instead characterized as shared appreciation provisions, any resulting income would be treated as income from prohibited transactions, because the underlying properties are primarily held for sale to customers in the ordinary course. Such income would not satisfy the 75% and 95% gross income tests and would be subject to a 100% tax.

     In applying the 95% and 75% gross income tests, we must consider the form in which our assets are held, whether that form will be respected for federal income tax purposes, and whether, in the future, such form may change into a new form with different tax attributes. For example, the residential development properties are primarily held for sale to customers in the ordinary course of business, and the income resulting from such sales, if directly attributed to us, would not qualify under the 75% and 95% gross income tests. In addition, such income would be considered "net income from prohibited transactions" and thus would be subject to a 100% tax. The income from such sales, however, will be earned by the residential development corporations rather than by our Operating Partnership and will be paid to our Operating Partnership in the form of interest and principal payments on the residential development property mortgages or distributions with respect to the stock in the residential development corporations held by our Operating Partnership. In similar fashion, the income earned by the hotel properties, if directly attributed to us, would not qualify under the 75% and 95% gross income tests because it would not constitute "rents from real property." This income is, however, earned by the lessees of these hotel properties and what our Operating Partnership receives from the lessees of these hotel properties is rent. Either our tax counsel or other law firms have opined that:

          1. the residential development properties or any interest therein will be treated as owned by the residential development corporations;
                                       S-32
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          2. amounts derived by our Operating Partnership from the residential development corporations under the terms of the residential development property mortgages will qualify as interest or principal, as the case may be, paid on mortgages on real property for purposes of the 75% and 95% gross income tests;

          3. amounts derived by our Operating Partnership with respect to the stock of the residential development corporations will be treated as distributions on stock for purposes of the 75% and 95% gross income tests; and

          4. each lease of a hotel property will be treated as a lease for federal income tax purposes, the hotel property will constitute a "qualified lodging facility" managed by an "eligible independent contractor," and the rent payable thereunder will qualify as "rents from real property."

     Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving transactions with terms substantially the same as those with respect to the residential development corporations and the leases of the hotel properties. Therefore, the opinions of our tax counsel with respect to these matters are based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position. If one or more of the leases of the hotel properties is not a true lease, part or all of the payments that our Operating Partnership or one of the subsidiary partnerships receives from the respective lessee may not satisfy the various requirements for qualification as "rents from real property," or our Operating Partnership might be considered to operate the hotel properties directly. In that case, we likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, likely would lose our REIT status. Similarly, if the IRS were to challenge successfully the arrangements with the residential development corporations, our qualification as a REIT could be jeopardized.

     If any of the Residential Development Properties were to be acquired by our Operating Partnership as a result of foreclosure on any of the residential development property mortgages, or if any of the hotel properties were to be operated directly by our Operating Partnership or a subsidiary partnership as a result of a default by the lessee under the lease, such property would constitute foreclosure property for three years following its acquisition (or for up to an additional three years if an extension is granted by the IRS) if we make an election to treat the property as foreclosure property, provided that
(i) our Operating Partnership or its subsidiary partnership conducts sales or operations through an independent contractor; (ii) our Operating Partnership or its subsidiary partnership does not undertake any construction on the foreclosed property other than completion of improvements which were more than 10% complete before default became imminent; and (iii) foreclosure was not regarded as foreseeable at the time we acquired the residential development property mortgages or leased the hotel properties. For so long as any of these properties constitutes foreclosure property, the income from the disposition or operation of such property would be subject to tax at the maximum corporate rates and would qualify under the 75% and 95% gross income tests. However, if any of these properties does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests and, in the case of the residential development properties, will be subject to the 100% tax.

     We anticipate that we will have certain income that will not satisfy the 75% or the 95% gross income test. For example, income from dividends on the stock of the residential development corporations or other TRSs will not satisfy the 75% gross income test. It is also possible that certain income resulting from the use of creative financing or acquisition techniques would not satisfy the 75% or 95% gross income tests. We believe, however, that the aggregate amount of nonqualifying income will not cause us to exceed the limits on nonqualifying income under the 75% or 95% gross income tests.

     Relief from Consequences of Failing to Meet Income Tests. If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. We may not qualify for the relief provisions in all circumstances. In addition, as discussed above in "-- Taxation of Crescent," even if the relief provisions apply, we would incur a tax equal to (i) the gross income attributable to the greater of either (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (b) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% test for the taxable year, multiplied by (ii) a fraction intended to reflect our profitability.

     Asset Tests. To maintain our qualification as a REIT, we also must satisfy three asset tests at the close of each quarter of each taxable year:

          (1) At least 75% of the value of our total assets must consist of cash or cash items (including certain receivables), government securities, "real estate assets," or qualifying temporary investments (the "75% asset test").

           - "Real estate assets" include interests in real property, interests in mortgages on real property and stock in other REITs.

           - "Interests in real property" include an interest in mortgage loans or land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property).

           - Qualifying temporary investments are investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity or long-term (at least five-year) debt offerings.

          (2) For investments not included in the 75% asset test, (A) the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets (the "5% asset test") and (B) we may not own more than 10% of the voting power or value of any one issuer's outstanding securities (the "10% asset test").

          (3) As mentioned above, the collective value of our interests in TRSs cannot exceed 20% of the value of our assets.

     For purposes of the second asset test, the term "securities" does not include our equity ownership in another REIT, our equity or debt securities of a qualified REIT subsidiary or a TRS, or our equity interest in any partnership. The term "securities," however, generally includes our debt securities issued by a partnership, except that non-participating debt securities of a partnership are not treated as "securities" for purposes of the value portion of the 10% asset test if we own at least a 20% profits interest in the partnership.

     We intend to select future investments so as to comply with the asset tests.

     If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more nonqualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

     We own a 40% interest in a general partnership which owns all of the common stock of AmeriCold Corporation. We believe, based in part upon our review of an opinion of counsel, that AmeriCold Corporation is a REIT and, thus, that its stock constitutes a "real estate asset" for purposes of the asset tests. If AmeriCold Corporation has not qualified as a REIT or does not continue to do so in the future, we would lose our REIT status.

     Our Operating Partnership owns 100% of the stock of three of our residential development corporations and 100% of the non-voting stock of two of our residential development corporations. Our tax counsel has opined that our ownership of interests in the residential development corporations prior to 2001 did not violate the 10% asset test, as in effect during that time. In order to avoid violating the 10% asset test for 2001 and subsequent taxable years, effective January 1, 2001, we made a joint election with each residential development corporation for it to be treated as a TRS. In addition, our Operating Partnership owns the residential development property mortgages. As stated above, our tax counsel has opined that each of these mortgages will constitute debt for federal income tax purposes and therefore will be treated as a real estate asset; however, the IRS could assert that such mortgages should be treated as equity interests in their respective issuers, which would not qualify as real estate assets. By virtue of our ownership of partnership interests in our Operating Partnership, we will be considered to own our pro rata share of these assets. We believe that the collective value of our pro rata shares of the value of the securities of the residential development corporations and our other TRSs does not exceed 20% of the value of our assets. These beliefs are based in part upon our analysis of the estimated values of the various securities owned by our Operating Partnership relative to the estimated value of the total assets owned by our Operating Partnership. No independent appraisals will be obtained to support this conclusion, and our tax counsel, in rendering its opinion as to our qualification as a REIT, is relying on our conclusions as to the value of the various securities and other assets. There can be no assurance, however, that the IRS might not contend that the values of the various securities held by us through our Operating Partnership, in the aggregate, exceed the 20% value limitation. Finally, if our Operating Partnership were treated for tax purposes as a corporation rather than as a partnership, we would violate the 10% asset test and 5% of value limitation, and the treatment of any of our Operating Partnership's subsidiary partnerships as a corporation rather than as a partnership could also violate one or the other, or both, of these limitations. In the opinion of our tax counsel, for federal income tax purposes our Operating Partnership and all the subsidiary partnerships will be treated as partnerships and not as either associations taxable as corporations or publicly traded partnerships. See "-- Tax Aspects of Our Investments in Our Operating Partnership, the Subsidiary Partnerships and Our TRSs" below.

     The various percentage requirements must be satisfied not only on the date we first acquire corporate securities, but also each time we increase our ownership of securities (including as a result of increasing our interest in our Operating Partnership either with the proceeds of this offering or by acquiring units from limited partners of our Operating Partnership upon the exercise of their rights, subject to certain restrictions, to exchange their units for our common shares on a one-for-two basis). Although we plan to take steps to ensure that we satisfy the 5% and 25% value tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps (i) will always be successful; (ii) will not require a reduction in our overall interest in the various corporations; or (iii) will not restrict the ability of the residential development corporations to increase the sizes of their respective businesses, unless the value of our assets is increasing at a commensurate rate.

     Distribution Requirements. Each taxable year, we must distribute dividends (other than capital gain dividends and deemed distributions of retained capital gain) to our shareholders in an aggregate amount at least equal to (1) the sum of 90% of (A) our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain or loss) and (B) our net income (after tax), if any, from foreclosure property, minus (2) certain items of non-cash income.

     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

     We will pay federal income tax on taxable income (including net capital gain) that we do not distribute to shareholders. Furthermore, we will incur a 4% nondeductible excise tax if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods. The excise tax is on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "-- Taxation of Taxable U.S. Shareholders." For purposes of the 4% excise tax, we will be treated as having distributed any such retained amount.

     We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of our Operating Partnership (the "Partnership Agreement") authorizes the General Partner to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements. It is possible, however, that, from time to time, we may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our "REIT taxable income." Issues may also arise as to whether certain items should be included in income. In addition, it is possible that certain creative financing or creative acquisition techniques used by the Operating Partnership may result in income (such as income from cancellation of indebtedness or gain upon the receipt of assets in foreclosure the fair market value of which exceeds the Operating Partnership's basis in the debt that was foreclosed upon) that is not accompanied by cash proceeds. In this regard, the modification of a debt can result in taxable gain equal to the difference between the holder's basis in the debt and the principal amount of the modified debt. Based on the foregoing, we may have less cash available for distribution in a particular year than is necessary to meet our annual distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income for such year. To meet the distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, we may find it appropriate to arrange for borrowings through the Operating Partnership or to pay distributions in the form of taxable share dividends.

     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying deficiency dividends to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

     Record Keeping Requirements. We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis certain information from our shareholders designed to disclose the actual ownership of our outstanding stock. We have complied, and we intend to continue to comply, with such requirements.

     Failure to Qualify. If we failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the Code, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from electing taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

TAXATION OF SERIES B PREFERRED SHARES

     Distributions of Series B Preferred Shares. Distributions with respect to the Series B preferred shares will be taxable as described below in "-- Taxation of Taxable U.S. Shareholders," "-- Taxation of Tax-Exempt U.S. Shareholders" and "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as we qualify as a REIT, a taxable "U.S. shareholder" must take into account distributions out of our current or accumulated earnings and profits (and that we do not designate as capital gain dividends or retained long-term capital gain) as ordinary income. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of common shares or Series B preferred shares that for U.S. federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation, partnership, or other entity created or organized in or under the laws of the United States or of a political subdivision thereof;

     - an estate whose income is subject to U.S. federal income taxation regardless of its source; or

     - any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     A U.S. shareholder will recognize distributions that we designate as capital gain dividends as long-term capital gain (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held its Series B preferred shares. Subject to certain limitations, we will designate our capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

     A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. shareholder's Series B preferred shares. Instead, such distribution will reduce the adjusted basis of such shares. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted basis in its Series B preferred shares as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the Series B preferred shares are a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year. We will notify U.S. shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income or capital gain dividends.

     Taxation of U.S. Shareholders on the Disposition of the Series B Preferred Shares. In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the Series B preferred shares as long-term capital gain or loss if the U.S. shareholder has held the Series B preferred shares for more than one year and otherwise as short-term capital gain or loss.
                                       S-37
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However, a U.S. shareholder must treat any loss upon a sale or exchange of
Series B preferred shares held by such shareholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss a U.S. shareholder realizes upon a taxable disposition of the Series B preferred shares may be disallowed if the U.S. shareholder purchases additional Series B preferred shares within 30 days before or after the disposition.

     Capital Gains and Losses. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 38.6%. On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001. That legislation reduces the highest marginal individual income tax rate of 38.6% to 37.6% for the period from January 1, 2004 to December 31, 2005, and to 35% for the period from January 1, 2006 to December 31, 2010. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "Section 1250 property" (i.e., depreciable real property) is 25% to the extent that such gain would have been treated as ordinary income if the property were "Section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we may designate (subject to certain limits) whether such a distribution is taxable to our non-corporate shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A U.S. shareholder required to include retained long-term capital gains in income will be deemed to have paid, in the taxable year of the inclusion, its proportionate share of the tax paid by us in respect of such undistributed net capital gains. U.S. shareholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such shareholders. U.S. shareholders will increase their basis in their Series B preferred shares by the difference between the amount of such includible gains and the tax deemed paid by the U.S. shareholder in respect of such gains. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

     Information Reporting Requirements and Backup Withholding. We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 30%, gradually decreasing to 28% in 2006, with respect to our distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us.

TAXATION OF TAX-EXEMPT U.S. SHAREHOLDERS

     Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income," or "UBTI." Distributions by us to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of our shares with "acquisition indebtedness" and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. We have not been and do not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "non-U.S. shareholders") are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of Series B preferred shares, including any reporting requirements.

     Ordinary Dividends. A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation). We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless (i) a lower treaty rate applies and the non-U.S. shareholder files IRS Form W-8BEN with us evidencing eligibility for that reduced rate or (ii) the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

     Return of Capital. A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its Series B preferred shares. Instead, such a distribution will reduce the adjusted basis of such shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its Series B preferred shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its Series B preferred shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

     Capital Gain Dividends. For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The term "U.S. real property interests" includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A non- U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. shareholder) it is not subject to withholding under FIRPTA. Instead, we must make-up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. shareholder may receive a credit against its FIRPTA tax liability for the amount we withhold.

     Distributions to a non-U.S. shareholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under "-- Sale of Shares."

     Sale of Shares. A non-U.S. shareholder generally will not incur tax under FIRPTA on gain from the sale of its Series B preferred shares as long as we are a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period non-U.S. persons held, directly or indirectly, less than 50% in value of the stock. We anticipate that we will continue to be a "domestically controlled REIT." In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of our outstanding Series B preferred shares at all times during a specified testing period will not incur tax under FIRPTA if the Series B preferred shares are "regularly traded" on an established securities market. If neither of these exceptions were to apply, the gain on the sale of the Series B preferred shares would be taxed under FIRPTA, in which case a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

     A non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules.

     Backup Withholding. Backup withholding tax (which generally is withholding tax imposed at the rate of 30%, gradually decreasing to 28% in 2006, on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions to a non-U.S. shareholder provided that the non-U.S. shareholder certifies under penalty of perjury that the shareholder is a non-U.S. shareholder, or otherwise establishes an exemption. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Series B preferred shares effected at a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Series B preferred shares by a foreign office of a broker that:

     - is a U.S. person;

     - derives 50% or more of its gross income for a specified three year period from the conduct of a trade or business in the U.S.;

     - is a "controlled foreign corporation" (generally, a foreign corporation controlled by U.S. shareholders) for U.S. tax purposes; or

     - is a foreign partnership, if at any time during its tax year, 50% or more of its income or capital interest is held by U.S. persons or if it is engaged in the conduct of a trade or business in the U.S.

Information reporting will not apply under these circumstances if the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment of the proceeds of a sale of Series B preferred shares effected at a U.S. office of a broker is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. shareholder, or otherwise establishes an exemption. Backup withholding is not an additional tax. A non-U.S. shareholder may obtain a refund of excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

OTHER TAX CONSEQUENCES

     State and Local Taxes. We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our securities.

TAX ASPECTS OF OUR INVESTMENTS IN OUR OPERATING PARTNERSHIP, THE SUBSIDIARY PARTNERSHIPS AND OUR TRSS

     The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in the Operating Partnership and its subsidiary partnerships and our TRSs. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification as Partnerships. Our tax counsel has opined, based on the provisions of the Partnership Agreement and the partnership agreements and operating agreements of the various subsidiary partnerships, certain factual assumptions and certain representations described in the opinion, that the Operating Partnership and the subsidiary partnerships will each be treated as a partnership and not as either an association taxable as a corporation for federal income tax purposes, or a "publicly traded partnership" taxable as a corporation. Unlike a ruling from the IRS, however, an opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership and its subsidiary partnerships as partnerships for federal income tax purposes. If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, we would fail to qualify as a REIT because we would not be able to satisfy the income and asset requirements. See "-- Taxation of Crescent," above. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distributions. See "-- Taxation of Crescent," above. Further, items of income and deduction for the Operating Partnership would not pass through to the respective partners, and the partners would be treated as shareholders for tax purposes. The Operating Partnership would be required to pay income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income. Similarly, if any of the subsidiary partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, such treatment might cause us to fail to qualify as a REIT, and in any event such partnership's items of income and deduction would not pass through to its partners, and its net income would be subject to income tax at regular corporate rates.

     Income Taxation of the Operating Partnership and its Partners. The partners of the Operating Partnership are subject to taxation. The Operating Partnership itself is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of the Operating Partnership's income, gains, losses, deductions and credits for any taxable year of the Operating Partnership ending during our taxable year, without regard to whether we have received or will receive any distribution from the Operating Partnership. The Operating Partnership's income, gains, losses, deductions and credits for any taxable year will include its allocable share of such items from its subsidiary partnerships.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income, gain and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations with Respect to Contributed Properties.  Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since its formation. In general, the fair market value of the properties initially contributed to the Operating Partnership were substantially in excess of their adjusted tax bases. The Partnership Agreement requires that allocations attributable to each item of initially contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, such partners' share of book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Accordingly, the Operating Partnership's allocations of depreciation deductions allocable will not correspond exactly to the percentage interests of the partners. Upon the disposition of any item of initially contributed property, any gain attributable to an excess at such time of basis for book purposes over basis for tax purposes will be allocated for tax purposes to the contributing partner and, in addition, the Partnership Agreement provides that any remaining gain will be allocated for tax purposes to the contributing partners to the extent that tax depreciation previously allocated to the noncontributing partners was less than the book depreciation allocated to them. These allocations are intended to be consistent with Section 704(c) of the Code and with Treasury Regulations thereunder. The tax treatment of properties contributed to the Operating Partnership subsequent to its formation is expected generally to be consistent with the foregoing.

     In general, the partners who contribute property to the Operating Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including our properties) which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the contributing partners, including us, and each partner will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of any offering of securities hereunder. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Operating Partnership will cause us to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "-- Requirements for REIT Qualification -- Distribution Requirements." The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased the contributed assets at their agreed values.

     Sale of the Operating Partnership's Property. Generally, any gain realized by the Operating Partnership on the sale of property held by the Operating Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Operating Partnership on the disposition of contributed properties will be allocated first to the partners of the Operating Partnership under Section 704(c) of the Code to the extent of their "built-in gain" on those properties for federal income tax purposes. The partners' "built-in gain" on the contributed properties sold will equal the excess of the partners' proportionate share of the book value of those properties over the partners' tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the Operating Partnership on the disposition of the contributed properties, and any gain recognized by the Operating Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Operating Partnership.

     Our share of any gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties, and to make such occasional sales of properties as are consistent with these investment objectives.

     Taxation of the Residential Development Corporations and Other TRSs. A portion of the amounts to be used to fund distributions to shareholders is expected to come from the residential development corporations and other TRSs through dividends on stock thereof held by the Operating Partnership and interest on the residential development property mortgages held by the Operating Partnership. The residential development corporations and other TRSs will pay federal, state and local income taxes on their taxable incomes at normal corporate rates, which taxes will reduce the cash available for distribution by us to our shareholders.

                                  UNDERWRITING

     We and the underwriters for this offering named below have entered into an underwriting agreement concerning the Series B preferred shares being offered. The underwriters' obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of Series B preferred shares set forth opposite its name below.

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Bear, Stearns & Co. Inc.....................................  1,500,000
BB&T Capital Markets/Scott & Stringfellow, Inc..............    750,000
Stifel, Nicolaus & Company, Incorporated....................    750,000
                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Series B preferred shares being offered if any shares are purchased, other than those shares covered by the over-allotment option described below.

     We have granted the underwriters an option to purchase up to 450,000 additional Series B preferred shares to be sold in this offering at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within 30 days after the date of this prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase the additional Series B preferred shares in proportion to their respective commitments as indicated in the table above.

     The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 450,000 the Series B preferred shares.

                                                PER SHARE                           TOTAL
                                     -------------------------------   -------------------------------
                                        WITHOUT            WITH           WITHOUT            WITH
                                     OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                     --------------   --------------   --------------   --------------
Underwriting discounts and
  commissions payable by us........     $0.7875          $0.7875         $2,362,500       $2,716,875

     We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $350,000.

     The underwriters propose to offer the Series B preferred shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed $0.50 per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $0.45 per share. The Series B preferred shares will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of the shares in whole or in part. After the commencement of this offering, the underwriters may charge the public offering price and other selling terms.

     We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

     The Series B preferred shares are a new issue of securities and, prior to acceptance of the Series B preferred shares for listing on the NYSE, there will be no established trading market for the Series B preferred shares. Application has been made to list the Series B preferred shares on the NYSE under the symbol "CEIPrB." We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series B preferred shares. In order to meet the requirements for listing the Series B preferred shares on the NYSE, the underwriters have undertaken to sell (i) Series B preferred shares to ensure a minimum of 100 beneficial holders with a minimum of 100,000 shares of Series B preferred shares outstanding and (ii) sufficient Series B preferred shares so that following this offering, the Series B preferred shares have a minimum aggregate market value of $2 million. The underwriters have advised us that prior to the commencement of listing on the NYSE they intend to make a market in the Series B preferred shares, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series B preferred shares.

     In order to facilitate this offering of the Series B preferred shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series B preferred shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

     The underwriters may over-allot the Series B preferred shares in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional Series B preferred shares as described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series B preferred shares in the open market after pricing that could adversely affect investors who purchase in this offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of the Series B preferred shares, the underwriters may bid for, and purchase, Series B preferred shares in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our Series B preferred shares may have the effect of raising or maintaining the market price of our Series B preferred shares or preventing or mitigating a decline in the market price of our Series B preferred shares. As a result, the price of the Series B preferred shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

     From time to time, the underwriters and/or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to us and our affiliates for which they have received, and expect to receive, customary compensation.

                                 LEGAL MATTERS

     The validity of the Series B preferred shares offered by this prospectus supplement will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus supplement under "Federal Income Tax Consequences" is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, based upon the opinion of Shaw Pittman LLP. Certain legal matters relating to the securities will be passed upon for the underwriters by Hogan & Hartson L.L.P.

                                    EXPERTS

     The consolidated financial statements and schedule incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at:

        Public Reference Section
        Securities and Exchange Commission
        Room 1024, Judiciary Plaza
        450 Fifth Street, N.W.
        Washington, D.C. 20549

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We have filed with the SEC a registration statement (of which this prospectus supplement and the accompanying prospectus form a part) on Form S-3 under the Securities Act with respect to our securities. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, parts of which are omitted as permitted by the rules and regulations of the SEC.

     We are "incorporating by reference" the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and all information that we file after the date of this prospectus supplement with the SEC will also be incorporated by reference herein and, as appropriate, may automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below, as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (Exchange Act File No. 001-13038).

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended by Forms 10-K/A filed on April 1, 2002 and April 30, 2002

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2002

     - Current Report on Form 8-K filed on April 25, 2002, as amended by a Form 8-K/A filed on April 29, 2002

     - Current Report on Form 8-K filed on April 16, 2002

     - Current Report on Form 8-K, filed on April 1, 2002

     You may request a copy of these documents, except the exhibits to these documents (unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them), at no cost, by writing or telephoning our offices at the following address and telephone number:

        Keira Moody
        Vice President, Investor Relations
        Crescent Real Estate Equities Company
        777 Main Street
        Suite 2100
        Fort Worth, Texas 76102
        (817) 321-2100

     You should rely only on the information in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any incorporated document is accurate as of any date other than the date of the document.

================================================================================

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL OR BUY ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS CURRENT AS OF MAY 10, 2002 AND THE INFORMATION IN THE ACCOMPANYING PROSPECTUS IS CURRENT AS OF APRIL 22, 2002.

                         ------------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
             PROSPECTUS SUPPLEMENT
About this Prospectus Supplement..........   S-1
Cautionary Statement Concerning Forward-
  Looking Statements......................   S-1
Summary...................................   S-2
Risk Factors..............................  S-12
Use of Proceeds...........................  S-13
Capitalization............................  S-14
Pro Forma Financial Information...........  S-15
Description of Series B Preferred
  Shares..................................  S-23
Federal Income Tax Consequences...........  S-28
Underwriting..............................  S-44
Legal Matters.............................  S-46
Experts...................................  S-46
Where You Can Find More Information.......  S-46

                   PROSPECTUS
About this Prospectus.....................     1
Cautionary Statements Concerning Forward-
  Looking Statements......................     1
Crescent Real Estate Equities Company.....     2
Risk Factors..............................     3
Use of Proceeds...........................    13
Ratio of Earnings to Fixed Charges and
  Preferred Share Dividends...............    13
Description of Common Shares..............    13
Description of Common Share Warrants......    16
Description of Preferred Shares...........    17
Certain Provisions of Our Declaration of
  Trust, Bylaws and Texas Law.............    23
ERISA Considerations......................    27
Plan of Distribution......................    29
Legal Matters.............................    29
Experts...................................    29
Where You Can Find More Information.......    30

================================================================================

================================================================================


                                3,000,000 SHARES

                                [CRESCENT LOGO]



                                 9.50% SERIES B
                             CUMULATIVE REDEEMABLE
                                PREFERRED SHARES
                            (LIQUIDATION PREFERENCE
                               $25.00 PER SHARE)



                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                         ------------------------------

                            BEAR, STEARNS & CO. INC.



                              BB&T CAPITAL MARKETS
                           STIFEL, NICOLAUS & COMPANY
          INCORPORATED



                                  MAY 10, 2002

================================================================================